Exhibit 99.38

AGENCY AGREEMENT

June 3, 2021

DeFi Ventures Inc.

[*****]

[*****]

Attention:    Ben Samaroo, Chief Executive Officer

-and-

Austpro Energy Corporation

[*****]

[*****]

Attention:    Scott Ackerman, Chief Executive Officer

Dear Sirs:

The undersigned, PI Financial Corp. ("PI" or the "Lead Agent"), as lead agent and sole bookrunner, and Canaccord Genuity Corp. ("Canaccord", and together with PI, the "Agents") understand that DeFi Ventures Inc. (the "Company") proposes to create, issue and sell 17,715,000 subscription receipts of the Company (each, a "Subscription Receipt" and collectively, the "Subscription Receipts") pursuant to a brokered private placement at the Offering Price (as defined below), for aggregate gross proceeds of $17,715,000 (the "Offering"), subject to the terms and conditions set out below.

Upon and subject to the terms and conditions set forth herein, the Agents hereby agree to act, and upon acceptance hereof, the Company hereby appoint the Agents, as the Company's exclusive agents, to offer for sale by way of private placement on a "best efforts" basis, without underwriter liability, the Subscription Receipts, and the Agents agree to arrange for purchasers of the Subscription Receipts in the Selling Jurisdictions (as defined below) and in those jurisdictions outside of Canada as mutually agreed by the Company and the Lead Agent (on their own behalf and for and on behalf of the Agents) where the Subscription Receipts may be lawfully sold pursuant to the Offering.

The Subscription Receipts are being issued or sold in connection with the proposed business combination involving the Company and Austpro Energy Corporation ("Austpro"), a company listed on the NEX board of the TSX-V (as defined below) that will constitute a "Reverse Takeover" as such term is defined in the policies of the TSX-V, for Austpro (the "Business Combination"). The Business Combination will be implemented by way of a three-cornered amalgamation, pursuant to which the Company shall amalgamate with 1302107 B.C. Ltd. ("Subco"), a wholly owned subsidiary of Austpro, and the security holders of the Company will receive corresponding securities of the Resulting Issuer (as defined below). Austpro and the Company are parties to a letter of intent dated April 15, 2021, in connection with the Business Combination. Following closing of the Business Combination, Austpro will be renamed as "Wonder Digital Inc." (the "Resulting Issuer"), or such similar name as may be accepted by the relevant regulatory authorities and approved by the board of directors of Austpro, with the consent of the Company.

The Subscription Receipts shall be created and issued pursuant to a subscription receipt agreement (the "Subscription Receipt Agreement") to be entered into on the Closing Date among the Company, Austpro, the Lead Agent and Computershare Trust Company of Canada in its capacity as subscription receipt agent thereunder (the "Subscription Receipt Agent"). The specific attributes of the Subscription Receipts shall be set forth in the Subscription Receipt Agreement. The description of the Subscription Receipts, the DeFi Shares (as defined below) and the Resulting Issuer Shares (as defined below) contained in this Agreement is a summary only and is subject to the provisions of the certificates evidencing the Subscription Receipts, if any, and the Subscription Receipt Agreement, and the constating documents of the Company and the Resulting Issuer, respectively.

In connection with the completion of the Business Combination, the Resulting Issuer Shares will be listed on the NEO (as defined below), or such other stock exchange as may be agreed by the Company and the Lead Agent, (such agreed stock exchange hereinafter referred to as the “Exchange”) and the conditional approval of the listing is a condition to completion of the Business Combination. The completion of the Offering will be subject to receipt of all necessary regulatory and corporate approvals, including the approval of the delisting of Austpro Common Shares (as defined below) from the TSX-V.

The gross proceeds of the Offering, less an amount equal to the reasonable costs and expenses of the Agents incurred up to closing of the Offering (including legal expenses up to a maximum of $75,000 before taxes and disbursements), the Corporate Finance Fee (as defined below), and fifty percent (50%) of the total Cash Commission (as defined below) which will be paid to the Agents at closing of the Offering (collectively, the "Agents' Closing Compensation"), will be delivered to and held in escrow on behalf of the Purchasers by the Subscription Receipt Agent (such amount being the "Net Escrowed Proceeds") and invested by the Subscription Receipt Agent or held in an interest bearing account pursuant to the Subscription Receipt Agreement (the Net Escrowed Proceeds, together with any Earnings (as defined below) derived directly or indirectly from time to time from holding and investing the Net Escrowed Proceeds, are referred to herein as the "Net Escrowed Funds"). The Net Escrowed Funds less an amount equal to the remaining fifty percent (50%) of the Cash Commission, plus the reasonable costs and expenses of the Agents (including legal expenses), if any, in connection with the Offering in excess of those deducted and paid to the Agents from the Net Escrowed Proceeds at closing of the Offering (the "Remaining Agents' Compensation"), will be released to, or as directed by, the Company and the Remaining Agents' Compensation will be released to the Agents, respectively, upon satisfaction of the Escrow Release Conditions (as defined below) on or prior to the Escrow Release Deadline (as defined below).

Pursuant to and in accordance with the Subscription Receipt Agreement (as defined below), immediately prior to the completion of the Business Combination, each Subscription Receipt shall be automatically converted into, without payment of any additional consideration and without any further action by the holder thereof, one common share (each, a "DeFi Share" and collectively, the "DeFi Shares") in the capital of the Company (an "Underlying Share"), upon the satisfaction of the following conditions (collectively, the "Escrow Release Conditions") on or prior to the Escrow Release Deadline (as defined below):

(i)	written confirmation from each of the Company and Austpro that all conditions to the completion of the Business Combination in accordance with the terms of the Definitive Agreement have been satisfied or waived, without any material amendment, other than the release of the Net Escrowed Proceeds and the closing of the Business Combination, each of which will be completed forthwith upon release of the Net Escrowed Proceeds;

(ii)	the receipt of all shareholder, third party, regulatory and stock exchange approvals required for the completion of the Business Combination;

(iii)	the distribution of: (i) the Underlying Shares underlying the Subscription Receipts; and (ii) the securities of the Resulting Issuer to be issued upon the automatic exchange of the issued and outstanding securities of the Company pursuant to the Business Combination being exempt from applicable prospectus and registration requirements of applicable securities laws;

(iv)	the Resulting Issuer Shares (including the Resulting Issuer Shares issued upon the automatic exchange of the Underlying Shares) being conditionally approved for listing on the Exchange and the completion, satisfaction or waiver of all conditions precedent to such listing, other than the release of the Net Escrowed Proceeds; and

(v)	the Company and the Lead Agent (on its own behalf and on behalf of the other Agents) shall have delivered the Escrow Release Notice to the Subscription Receipt Agent confirming the above items, have been satisfied or waived in accordance with this Agreement.

If the Escrow Release Conditions are satisfied, pursuant to the Definitive Agreement, holders of DeFi Shares, will receive common shares in the capital of the Resulting Issuer (the "Resulting Issuer Shares") in exchange for DeFi Shares on a post-Consolidation, one for one basis. The Company and the Lead Agent shall, upon satisfaction or waiver of the Escrow Release Conditions, deliver the prescribed notice under the Subscription Receipt Agreement to the Subscription Receipt Agent and the delivery of such notice, together with the satisfaction or waiver of the Escrow Release Conditions shall be collectively referred to herein as the "Release Event". The date on which the Release Event occurs is referred to as the "Escrow Release Date".

Subject to the terms of the Subscription Receipt Agreement, if the Escrow Release Conditions are not satisfied on or before the Escrow Release Deadline, or if the Company, before the Escrow Release Deadline, shall have provided notice to the Agents and the Subscription Receipt Agent that the Escrow Release Conditions will not be satisfied (each event being a "Termination Event"), the Subscription Receipts will immediately become null, void and of no further force or effect and, as soon as reasonably possible, and in any event within five Business Days following the Termination Event, the Net Escrowed Funds will be returned to the holders of Subscription Receipts in an amount per Subscription Receipt equal to: (i) the Offering Price; plus (ii) a pro rata share of all income (including interest or gains), if any, actually received on the Net Escrowed Proceeds (as defined below) to the date such funds are returned to or on behalf of holders of Subscription Receipts. To the extent that the Net Escrowed Funds are insufficient for any reason (including, without limitation, due to the payment of the Agent's Closing Compensation (as defined herein) and the costs and expenses of the Agents) to refund each holder of Subscription Receipts an amount equal to the aggregate Offering Price for such Subscription Receipts (plus pro rata interest earned thereon) (a "Shortfall"), the Company, pursuant to the Subscription Receipt Agreement, shall be required to deposit an additional amount, sufficient to satisfy the Shortfall, with the Subscription Receipt Agent forthwith following the date of the of the Termination Event. The Company shall use commercially reasonable efforts to meet the Escrow Release Conditions on or before September 30, 2021, or such later date as the Lead Agent may consent to in writing (the "Escrow Release Deadline").

The parties acknowledge that the Subscription Receipts, the DeFi Shares and the Resulting Issuer Shares have not been and will not be registered under the U.S. Securities Act (as defined below) and may only be offered or sold in the United States (as defined below) pursuant to and in accordance with U.S. Securities Laws (as defined below) and the provisions of Schedule "A" to this Agreement.

Section 1 Definitions.

In this Agreement, in addition to the terms defined above, the following terms shall have the following meanings:

"Agents" has the meaning ascribed to such term in the preamble to this Agreement.

"Agents' Closing Compensation" has the meaning ascribed to such term in the preamble to this Agreement.

"Agreement" means the agreement resulting from the acceptance by the Company and Austpro of the offer made by the Agents hereby, including all schedules hereto, as the same may be amended or supplemented from time to time.

"Applicable Anti-Money Laundering Laws" has the meaning ascribed to such term in Section 7(gg).

"Austpro" has the meaning ascribed to such term in the preamble to this Agreement.

"Austpro Common Shares" means common shares in the capital of Austpro, as constituted as at the Closing Date.

"Austpro Disclosure Documents" has the meaning ascribed to such term in Section 8(h).

"Austpro Financial Statements" means (i) the audited annual financial statements of Austpro for the years ended June 30, 2020 and June 30, 2019 and related notes thereto, and (ii) the unaudited interim financial statements of Austpro for the six months ended December 31, 2020 and 2019, each prepared in accordance with IFRS.

"Austpro Transaction Documents" means each of this Agreement and the Definitive Agreement.

"BCBCA" means the Business Corporations Act (British Columbia), as from time to time amended or re-enacted and includes any regulations heretofore or hereafter made pursuant thereto.

"Business Combination" has the meaning ascribed to such term in the preamble to this Agreement.

"Business Combination Closing" means the closing of the Business Combination.

"Business Day" means any day, other than a Saturday, Sunday or statutory holiday in the Province of British Columbia, on which commercial banks in Vancouver, British Columbia are open for business.

"Canadian Securities Laws" means, collectively, all applicable securities laws of each of the provinces and territories of Canada and the respective rules and regulations under such laws together with applicable published instruments, policy statements, notices and orders of the Securities Regulators.

"Cash Commission" has the meaning ascribed to such term in Section 17.

"Claims" has the meaning ascribed to such term in Section 15.

"Closing" means the completion of the issue and sale by the Company, through the Agents, of the Subscription Receipts pursuant to the provisions of this Agreement, the Subscription Receipt Agreement and Subscription Agreements.

"Closing Date" means June 3, 2021 or such other date or dates as may be mutually agreed upon by the Agents and the Company.

"Closing Time" means 9:00 a.m. (Vancouver time) on the Closing Date or such other time on the Closing Date as may be mutually agreed upon by the Agents and the Company.

"Company" means DeFi Ventures Inc.

"Company IP" means the Intellectual Property that has been developed, or that is being developed, by or for the Company, or that is being used, or is proposed to be used, by the Company, other than Licensed IP.

"Company's Auditors" means Davidson & Company LLP.

"Compensation Option Certificates" means the certificates representing the Compensation Options, which certificates shall govern the terms and conditions of the Compensation Options and shall be substantially in the form attached as Schedule "C".

"Compensation Option Shares" means the DeFi Shares or the Resulting Issuer Shares, as the case may be, issuable upon the due exercise of the Compensation Options.

"Compensation Options" means the transferable compensation options to be issued to the Agents as provided for in Section 17.

"Consolidation" means the consolidation of the Austpro Common Shares to be completed on a 8.727 for one basis, at or prior to the time the Business Combination is completed.

"Corporate Finance Fee" has the meaning ascribed to such term in Section 17.

"Corporate Presentation" means the corporate presentation of the Company dated May 17, 2021 and delivered in connection with the Offering.

"COVID-19 Outbreak" has the meaning ascribed to such term in Section 7(rr).

"Customer Data" means all data, meta data, information or other content (i) transmitted to the Company by users or customers of the Company's products; or (ii) otherwise stored or hosted by the Company, including Personally Identifiable Information, but excluding any confidential information and anonymized data.

"Debt Instrument" means any note, loan, bond, debenture, indenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money.

"DeFi Shares" means the common shares in the capital of the Company, as constituted as at the Closing Date.

"DeFi Transaction Documents" means each of this Agreement, the Subscription Agreements, the Subscription Receipt Agreement, the Compensation Option Certificates and the Definitive Agreement.

"Definitive Agreement" means the amalgamation agreement among Austpro, Subco and the Company, providing for the Business Combination.

"Developers" has the meaning ascribed to such term in Section 7(w).

"Disqualification Event" has the meaning ascribed to such term in Section 15.

"Earnings" means any income (including interest or gains) actually received from time to time on the Net Escrowed Proceeds or any investment thereof less any losses actually suffered from holding and investing the Net Escrowed Proceeds.

"Employee Plans" has the meaning ascribed to such term in Section 7(hh).

"Encumbrances" means any hypothec, priority, mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing.

"Engagement Letter" means the engagement letter between the Company and PI Financial dated February 17, 2021.

"Escrow Release Conditions" has the meaning ascribed to such term in the preamble to this Agreement.

"Escrow Release Date" has the meaning ascribed to such term in the preamble to this Agreement.

"Escrow Release Deadline" has the meaning ascribed to such term in the preamble to this Agreement.

"Escrow Release Notice" means a written notice in substantially the form set out in the Subscription Receipt Agreement confirming that paragraphs the Escrow Release Conditions have been satisfied or waived in accordance with this Subscription Receipt Agreement;

"Exchange" has the meaning ascribed to such term in the preamble to this Agreement.

"Financial Statements" means the audited financial statements of the Company as of and for the period ended March 31, 2021.

"General Solicitation" and "General Advertising" means "general solicitation" and "general advertising", respectively, as used in Rule 502(c) of Regulation D, including, advertisements, articles, notices or other communications published on the Internet or in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising or any public offering within the meaning of Regulation D.

"Government Official" means (a) any official, officer, employee, or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Authority, (b) any salaried political party official, elected member of political office or candidate for political office, or (c) any company, business, enterprise or other entity owned or controlled by any person described in the foregoing clauses.

"Governmental Authority" means and includes any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities.

"IFRS" means International Financial Reporting Standards as issued by the International Accounting Standards Board, as adopted in Canada.

"including" or "includes" means including or includes without limitation.

"Indemnified Party" and "Indemnified Parties" has the meaning ascribed to such term in Section 15(a).

"Indemnitor" has the meaning ascribed to such term in Section 15(a).

"Intellectual Property" means domestic and foreign: (a) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (b) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (c) copyrights, copyright registrations and applications for copyright registration; (d) mask works, mask work registrations and applications for mask work registrations; (e) designs, design registrations, design registration applications and integrated circuit topographies; (f) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (g) software; and (h) any other intellectual property and industrial property

"Laws" means Securities Laws and all other statutes, regulations, statutory rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or license, or any judgment, order, decision, ruling, award, policy or guideline, of any Governmental Authority; the term "applicable" with respect to such Laws and in the context that refers to one or more persons, means that such Laws apply to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority, having jurisdiction over the person or persons or its or their business, undertaking, property or securities.

"Lead Agent" has the meaning ascribed to such term in the preamble to this Agreement.

"Leased Premises" means the premises which the Company occupies as a tenant.

"Licensed IP" means the Intellectual Property owned by any person other than the Company and which the Company licenses or uses.

"LOI" has the meaning ascribed to such term in the preamble to this Agreement.

"Material Adverse Effect" or "Material Adverse Change" means any fact, effect, change, event, occurrence, or any development involving a change, that is or is reasonably likely to be materially adverse to the results of operations, financial condition, assets, properties, capital, liabilities (contingent or otherwise), cash flows, income or business operations of the Company or Austpro, as applicable provided that a Material Adverse Effect shall not include an adverse effect resulting from (i) any change in general economic, business, regulatory, political, financial, capital or credit market conditions in Canada; (ii) any change that generally affects any industry in which the Company, the Agents, or Austpro operate; (iii) any change arising in connection with earthquakes, hostilities, acts of war, sabotage, pandemic (including COVID-19 pandemic) or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage, pandemic (including COVID-19 pandemic), or terrorism or military actions existing as of the date hereof; (iv) any changes in IFRS; except in the case of the foregoing clauses (i), (ii), (iii) and (iv) for any such change, event, occurrence, effect, state of facts or circumstance that materially and disproportionately affects the Company, the Agents, or Austpro and their subsidiaries taken as a whole as compared to other participants in the industry in which the Company, the Agents, or Austpro participates.

"Material Agreement" means any legally binding agreement, commitment, engagement, contract, franchise, licence, lease, obligation or undertaking (written or oral) (including option agreements), to which the Company is a party or otherwise bound and which is material to the Company, and includes the LOI, this Agreement, the Definitive Agreement, and the Subscription Receipt Agreement.

"misrepresentation", "material fact", "material change", "affiliate", "associate", and "distribution" have the respective meanings ascribed to such terms in the Securities Act (British Columbia) in effect on the date hereof.

“NEO” means the NEO Exchange;

"Net Escrowed Funds" has the meaning ascribed to such term in the preamble to this Agreement.

"Net Escrowed Proceeds" has the meaning ascribed to such term in the preamble to this Agreement.

"NI 45-106" means National Instrument 45-106 Prospectus Exemptions, or in Québec, means Regulation 45-106 respecting Prospectus Exemptions.

"Offering" has the meaning ascribed to such term in the preamble to this Agreement.

"Offering Price" means $1.00 per Subscription Receipt.

"Permit" has the meaning ascribed to such term in Section 7(g).

"person" or "Person" includes any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), corporation, firm, partnership, sole proprietorship, syndicate, joint venture, trustee, trust, unincorporated organization or association, and pronouns have a similar extended meaning.

"Personally Identifiable Information" means any information that, alone or in combination with other information held by the Company, can be used to specifically identify a person including a natural person's name, street address, telephone number, e-mail address, photograph, social insurance number, driver's license number, passport number, credit or debit card number or customer or financial account number or any similar information that is treated as personally identifiable information under any applicable Laws.

"President's List Purchasers" has the meaning ascribed to such term in Section 17.

"Purchasers" means the persons who, as purchasers or beneficial purchasers, acquire the Subscription Receipts by duly completing, executing and delivering a Subscription Agreement and any other required documentation.

"Qualified Institutional Buyer" has the meaning ascribed thereto in Schedule "A" attached to this Agreement.

"Registered IP" means all Company IP that is the subject of registration for Intellectual Property or applications for such registration.

"Regulation D" has the meaning ascribed thereto in Schedule "A" attached to this Agreement.

"Release Event" has the meaning ascribed to such term in the preamble to this Agreement.

"Remaining Agents' Compensation" has the meaning ascribed to such term in the preamble to this Agreement.

"Resulting Issuer" has the meaning ascribed to such term in the preamble to this Agreement.

"Resulting Issuer Shares" has the meaning ascribed to such term in the preamble to this Agreement;

"Securities Laws" means all applicable securities laws in each of the Selling Jurisdictions and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments (whether local, multilateral or national) of the securities regulatory authorities in such jurisdictions.

"Securities Regulators" means, collectively, the securities regulators or other securities regulatory authorities in the Selling Jurisdictions.

"Selling Firm" has the meaning ascribed to such term in Section 3(b) of this Agreement.

"Selling Jurisdictions" means each of the provinces of Canada and such other jurisdictions which are agreed to by the Company and the Agents and where Purchasers are resident or located, as applicable.

"Shortfall" has the meaning ascribed to such term in the preamble to this Agreement.

"Subscription Agreements" means, collectively, the subscription agreements for the Subscription Receipts in the forms agreed upon by the Company and the Agents pursuant to which Purchasers agree to subscribe for and purchase the Subscription Receipts as therein contemplated and shall include, for greater certainty, all schedules thereto; and "Subscription Agreement" means any one of them, as the context requires.

"Subscription Receipt Agent" has the meaning ascribed to such term in the preamble to this Agreement.

"Subscription Receipt Agreement" has the meaning ascribed to such term in the preamble to this Agreement.

"Subscription Receipts" has the meaning ascribed to such term in the preamble to this Agreement.

"subsidiary" has the meaning ascribed to such term in the BCBCA.

"Systems" has the meaning ascribed to such term in.

"Tax Act" means the Income Tax Act (Canada) and any other applicable corresponding provincial legislation.

"Taxes" has the meaning ascribed to such term in Section 7(m).

"Termination Event" has the meaning ascribed to such term in the preamble to this Agreement;

"TSX-V" means the TSX Venture Exchange.

"U.S. Accredited Investors" has the meaning ascribed thereto in Schedule "A" attached to this Agreement.

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

"U.S. Person" means a "U.S. person" as that term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act.

"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

"U.S. Securities Laws" means the U.S. Securities Act and the U.S. Exchange Act, and all rules and regulations promulgated thereunder and the applicable securities laws of the states of the United States.

"United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

Section 2	Schedules.

The following are the schedules attached to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule "A" – Compliance with U.S. Securities Laws
Schedule "B" – Capitalization
Schedule "C" - Form of Compensation Option Certificate
Schedule “D” – Pooling Restrictions

Section 3	The Offering.

(a)	Best Efforts Agency. It is understood and agreed that the Agents are under no obligation to purchase any of the Subscription Receipts, although the Agents may subscribe for Subscription Receipts if they so desire.

(b)	Selling Firms. The Agents shall be entitled to appoint a soliciting dealer group consisting of other registered dealers (each a "Selling Firm") acceptable to the Company for the purpose of arranging for purchasers of the Subscription Receipts. The Agents have the exclusive right to determine the remuneration payable by the Agents to such other registered dealers appointed by it out of the compensation payable by the Company to the Agents, provided, however, in no case shall such remuneration exceed that payable to the Agents hereunder.

(c)	Sale on Exempt Basis. The Agents shall, and shall require any Selling Firm to, offer for sale and sell the Subscription Receipts pursuant to the Offering:

(i)	in the Selling Jurisdictions on a private placement basis in compliance with all applicable Securities Laws such that the offer and sale of the Subscription Receipts does not obligate the Company to file a prospectus, a registration statement or other offering document or deliver an offering memorandum or other offering document in any jurisdiction, or become subject to continuous disclosure filing obligations in any jurisdiction; and

(ii)	in the United States through the U.S. Affiliates to Purchasers who are Qualified Institutional Buyers or U.S. Accredited Investors, pursuant to available exemptions from the registration requirements of the U.S. Securities Act and any applicable state securities Laws and in compliance with Schedule "A" hereto.

(d)	Filings. The Company undertakes to file or cause to be filed, all forms or undertakings required to be filed by the Company in connection with the issue and sale of the Subscription Receipts so that the distribution of the Subscription Receipts may lawfully occur without the necessity of filing a prospectus, a registration statement or an offering memorandum under applicable Securities Laws. The Agents undertake on their own behalf, and on behalf of any Selling Firm, to use commercially reasonable efforts to cause Purchasers to complete any forms required by Securities Laws, so that the distribution of the Subscription Receipts may lawfully occur without the necessity of filing a prospectus, a registration statement or an offering memorandum under applicable Securities Laws. All fees payable in connection with such filings shall be at the expense of the Company.

(e)	No Offering Memorandum. Other than the Corporate Presentation, neither the Company nor the Agents shall provide to prospective purchasers of the Subscription Receipts any document or other material that would constitute an offering memorandum or future oriented financial information within the meaning of Securities Laws.

(f)	Press Releases. The Company and Austpro agree that they shall obtain the prior approval of the Agents, acting reasonably, as to the content and form of any press release relating to the Offering or the Business Combination issued by the Company or Austpro on or after the date hereof, such approval not to be unreasonably withheld or delayed, and that any press release relating to the Offering will include a reference to the Agents acting as agents of the Company in connection with the Offering and shall include substantially the below language:

"Not for distribution to United States newswire services or for dissemination in the United States."

"This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Section 4	Covenants of the Company.

The Company hereby covenants to the Agents and to the Purchasers (and acknowledges that each of them is relying on such covenants in connection with the Closing), that it will:

(a)	take commercially reasonable efforts to complete the Business Combination as soon as practicable and, in any event on or before the Escrow Release Deadline, subject only to such matters to be performed by Austpro in connection with the Business Combination;

(b)	duly execute and deliver the Definitive Agreement and, on the Business Combination Closing, each of the agreements, contracts and instruments required by the Definitive Agreement to give effect to the Business Combination to be executed and delivered by the Company and the other respective parties thereto, and cause such agreements, contracts and instruments to be valid and binding obligations of the Company, enforceable against the Company and by the Company in accordance with their respective terms, except as enforcement thereof may be limited by bankruptcy, insolvency, liquidation, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought;

(c)	on the Business Combination Closing, deliver a certificate, signed by the Chief Executive Officer and the Chief Financial Officer or such other appropriate officers of the Company as may be acceptable to the Agents, acting reasonably, addressed to the Agents and certifying, for and on behalf of the Company, to the best of their knowledge, information and belief, after having made due enquiries, that:

(i)	the Financial Statements have been prepared in accordance with IFRS, contain no material misrepresentations and present fairly, in all material respects, the assets, liabilities, share capital and financial condition of the Company as at the respective dates thereof and the results of the operations and cash flows of the Company for the periods then ended and contain and reflect adequate provisions or allowance for all liabilities, expenses and losses of the Company that are required to be disclosed in such Financial Statements;

(ii)	there are no material off-balance sheet transactions, arrangements or obligations (including contingent obligations) of the Company which are required to be disclosed or reflected, and are not disclosed or reflected, in the Financial Statements and the Company does not have any material liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Financial Statements;

(iii)	there has been no material change in accounting policies or practices of the Company since March 31, 2021, other than as disclosed in the Financial Statements or in connection with changes in accounting policies in connection with the Business Combination;

(iv)	since the date of the Financial Statements: (A) to the knowledge of the Company, there has not been any material change in the assets, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of the Company, taken as a whole; (B) there has not been any material change in the share capital (other than issuance of shares and warrants) or long-term debt of the Company; and (C) the Company has carried on businesses in the ordinary course; and

(v)	as of the date of the Financial Statements, the information and statements set forth therein are, taken as a whole, true and correct in all material respects (excluding any future-oriented financial information or information or statements which are forward-looking or relate to projections or forecasts) and do not contain any material misrepresentations;

(d)	take commercially reasonable efforts to ensure that the Exchange conditionally approves the listing of the Resulting Issuer Shares on the Exchange prior to the Escrow Release Deadline;

(e)	prepare and file all documents required by the Securities Regulators in connection with the issuance and sale of the Subscription Receipts by the Company and the issuance of the DeFi Shares upon the exchange of the Subscription Receipts, in each case, so as to permit and enable such securities to be lawfully distributed on a prospectus exempt basis in the Selling Jurisdictions, the United States and any other jurisdictions where Subscription Receipts are offered and sold in accordance with this Agreement and the Subscription Agreements;

(f)	allow the Agents, Austpro and their respective representatives the opportunity to conduct all due diligence which the Agents and Austpro may reasonably require to be conducted prior to the Escrow Release Date in connection with the Offering and the satisfaction of the Escrow Release Conditions. The Company will, subject to any Laws in response to the COVID-19 Outbreak, provide to the Agents and Austpro (and their respective counsel) reasonable access to the Company's offices, senior management personnel and corporate, financial and other records as the Agents, Austpro and their respective representatives may reasonably request, for the purposes of conducting such due diligence. Without limiting the scope of the due diligence inquiry, the Agents and Austpro (or their respective counsel) may conduct, the Company shall use its commercially reasonable efforts to make available its directors, senior management, the Company's Auditors and counsel to answer any questions which the Agents or Austpro may reasonably have and to participate in one or more due diligence sessions to be held prior to the Closing Time;

(g)	allow the Agents and their representatives, acting reasonably, the opportunity to review and comment on all documents to be prepared and filed in connection with the Business Combination as the Agents and their representatives may require to review, and notwithstanding the generality of the foregoing, provide the Agents, for review by the Agents and their representatives, before execution, filing or issuance, (a) any financial statements of the Company, including any pro forma financial statements, (b) any material document relating to the Business Combination or the Offering to be filed with any Securities Regulator or the Exchange, including any listing statement, or (c) any document to be sent to securityholders of the Company relating to the Business Combination or the Offering (including any management information circular);

(h)	until the earlier to occur of the (i) Escrow Release Date and (ii) the Escrow Release Deadline, promptly inform the Agents and Austpro in writing of:

(i)	any request of any Securities Regulators or similar regulatory authority (including the Exchange) for any amendment to any previously provided information or for any additional information which may be material to the distribution of the Subscription Receipts or the issuance of the DeFi Shares or to the Company's knowledge, the Resulting Issuer Shares or the Compensation Option Shares, as the case may be;

(ii)	the issuance by any Securities Regulators or similar regulatory authority (including the Exchange) or by any other competent authority of any order to cease or suspend trading of any securities of the Company or, to the Company's knowledge, any securities of Austpro or the Resulting Issuer, or of the institution or threat of institution of any proceedings for either purpose (and except as otherwise agreed by the Agents, the Company will use its commercially reasonable efforts to prevent the issuance of any such cease trading order or suspension order of any securities of the Company and, if issued, to obtain the withdrawal thereof as soon as possible);

(iii)	the receipt by the Company of any material communication from any Securities Regulators or stock exchange (including the Exchange) or any other competent authority relating to the distribution of the Subscription Receipts or the issuance of the DeFi Shares or the Resulting Issuer Shares, as the case may be, or the Business Combination;

(iv)	any material breach of any covenant of this Agreement by the Company and upon it becoming aware that any representation or warranty of the Company contained in the DeFi Transaction Documents is or has become untrue or inaccurate in any material respect (except for representations and warranties of the Company qualified by materiality or which refer to a Material Adverse Effect (or similar effect), which shall be true and correct in all respects); and

(v)	any material change or change in a material fact (in either case whether actual, anticipated, contemplated or threatened, financial or otherwise) or any event or development involving a prospective material change or change in a material fact in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Company;

(i)	duly execute and deliver the Subscription Agreements and the Subscription Receipt Agreement at the Closing Time, and comply with and satisfy all terms, conditions and covenants therein contained to be complied with or satisfied by the Company, and duly and validly create, authorize, and on payment of the Offering Price therefor, issue, the Subscription Receipts, and ensure that the Subscription Receipts have the attributes corresponding to the description thereof set forth in this Agreement, the Subscription Agreements and the Subscription Receipt Agreement;

(j)	fulfil or cause to be fulfilled, at or prior to the Closing Date, each of the conditions required to be fulfilled by the Company set out in Section 11 hereof;

(k)	prior to the Escrow Release Date, have a sufficient number of DeFi Shares available for issuance upon the exchange in full of the Subscription Receipts;

(l)	ensure that upon the issuance of the DeFi Shares in exchange for the Subscription Receipts, such DeFi Shares be duly issued as fully paid and non-assessable shares of the Company and have the attributes corresponding in all material respects to the description thereof set forth in this Agreement and the Subscription Agreements;

(m)	use its commercially reasonable efforts to ensure that the Resulting Issuer Shares are conditionally approved for listing and trading on the Exchange on or prior to the Escrow Release Date and remain listed for trading on the Exchange for a period of two years following the Escrow Release Date, provided that this covenant shall not prevent the Company from completing any transaction which would result in the Resulting Issuer Shares being delisted so long as the holders of Resulting Issuer Shares receive cash, marketable securities or a combination thereof in connection with the transaction or the holders of the Resulting Issuer Shares have approved the transaction in accordance with the requirements of applicable corporate laws and the rules and policies of the Exchange;

(n)	execute and file with the Securities Regulators all forms, notices and certificates required to be filed by the Company pursuant to the Securities Laws in the time required by the applicable Securities Laws, including a Form 45-106F1 – Report of Exempt Distribution and any other forms, notices and certificates identified as being required to be filed by the Company pursuant to Securities Laws in the opinions delivered to the Agents pursuant to the closing conditions set forth in Section 7 hereof;

(o)	The Company will use its commercially reasonable efforts to cause the directors and officers of the Company to enter into lock-up agreements in form and substance satisfactory to the Company and the Lead Agent, acting reasonably, pursuant to which each such individual will agree that, until the date which is 120 days after the Escrow Release Date, the Company and the Resulting Issuer will not, without the prior written consent of the Agents, which consent may not be unreasonably withheld, delayed or conditioned, directly or indirectly, issue, sell, offer, grant an option or right in respect of any debt, DeFi Shares or Resulting Issuer Shares or any securities or other financial instruments convertible, exchangeable or exercisable into DeFi Shares or Resulting Issuer Shares or agree to or publicly announce any intention to do so, except: (i) any issuance in connection with the Offering or the Business Combination; (ii) any issuance relating to equity compensation grants to directors, officers, employees and consultants of the Company outstanding at the date hereof and shares issued upon their exercise or settlement pursuant to any incentive plan of the Company; (iii) issuances upon the exercise of convertible securities, warrants or options outstanding at the date hereof or issued in connection with the Offering and the Business Combination and the exchange, transfer, conversion or exercise rights of existing outstanding securities or existing commitments to issue securities; and (iv) an arm's length acquisition;

(p)	use commercially reasonable efforts to cause its senior officers, directors and shareholders, to enter into the Definitive Agreement to use the net proceeds of the Offering for working capital and general corporate purposes, including for purposes of satisfying regulatory capital requirements;

(q)	remit the amount of the Shortfall, if any, to the Subscription Receipt Agent forthwith following the date of the Termination Event, in priority to any payments to the Company's shareholders creditors or debt holders or persons not dealing at arm's length (within the meaning of the Tax Act) with the Company; and

(r)	upon satisfaction of the Escrow Release Conditions (other than delivery of the Escrow Release Notice) and prior to the Agents executing the Escrow Release Notice, execute and, subject to the cooperation of Austpro, deliver a certificate addressed to the Agents and executed by the Chief Executive Officer and the Chief Financial Officer of each of the Company and Austpro (or such other director(s) or officer(s) of each such entity as may be acceptable to the Agents, acting reasonably) confirming that the Escrow Release Conditions have been satisfied (other than the delivery of the Escrow Release Notice to the Subscription Receipt Agent).

Section 5	Covenants of Austpro.

Austpro hereby covenants to the Agents and to the Purchasers (and acknowledges that each of them is relying on such covenants in connection with the Closing), that it will:

(a)	make a joint income tax election pursuant to subsection 85(1) or 85(2) of the Income Tax Act (Canada) with respect to the issuance of securities of the Resulting Issuer pursuant to the Business Combination with any Purchaser who requests that such an election be made;

(b)	take all actions reasonably necessary or required to complete the Business Combination as soon as practicable and, in any event on or before the Escrow Release Deadline, subject only to such matters to be performed by the Company in connection with the Business Combination;

(c)	duly execute and deliver the Definitive Agreement and, at the Business Combination Closing, each of the agreements, contracts and instruments required by the Definitive Agreement to give effect to the Business Combination to be executed and delivered by Austpro, and cause such agreements, contracts and instruments to be valid and binding obligations of Austpro, enforceable against Austpro and by Austpro in accordance with their respective terms, except as enforcement thereof may be limited by bankruptcy, insolvency, liquidation, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought;

(d)	assist the Company in its efforts to seek conditional approval of the Exchange for the listing of the Resulting Issuer Shares on the Exchange prior to the Escrow Release Deadline;

(e)	allow the Agents, the Company and their respective representatives the opportunity to conduct all due diligence which the Agents and the Company may reasonably require to be conducted prior to the Escrow Release Date in connection with the Offering and the satisfaction of the Escrow Release Conditions. Austpro will, subject to any Laws in response to the COVID-19 Outbreak and without limiting the scope of the due diligence inquiry that the Agents and the Company (or their respective counsel) may conduct, Austpro shall use its commercially reasonable efforts to make available its senior management to answer any questions which the Agents or the Company may reasonably have and to participate in one or more due diligence sessions to be held prior to the Closing Time;

(f)	until the earlier to occur of the (i) Escrow Release Date and (ii) the Escrow Release Deadline, promptly inform the Agents and the Company in writing of:

(i)	any request of any Securities Regulators or similar regulatory authority (including the Exchange) for any amendment to any previously provided information or for any additional information which may be material to the distribution of the Subscription Receipts or the issuance of the DeFi Shares or to the Company's knowledge, the Resulting Issuer Shares or the Compensation Option Shares, as the case may be;

(ii)	the issuance by any Securities Regulators or similar regulatory authority (including the TSX-V or Exchange) or by any other competent authority of any order to cease or suspend trading of any Austpro or the Resulting Issuer, or of the institution or threat of institution of any proceedings for either purpose (and except as otherwise agreed by the Agents, Austpro will use its commercially reasonable efforts to prevent the issuance of any such cease trading order or suspension order of any securities of Austpro and, if issued, to obtain the withdrawal thereof as soon as possible);

(iii)	the receipt by Austpro of any material communication from any Securities Regulators or stock exchange (including the TSX-V or Exchange) or any other competent authority relating to the distribution of the Subscription Receipts or the issuance of the Resulting Issuer Shares, or the Business Combination;

(iv)	any material breach of any covenant of this Agreement by Austpro and upon it becoming aware that any representation or warranty of Austpro contained in this Agreement or the Definitive Agreement is or has become untrue or inaccurate in any material respect (except for representations and warranties of Austpro qualified by materiality or which refer to a Material Adverse Effect (or similar effect), which shall be true and correct in all respects); and

(v)	any material change or change in a material fact (in either case whether actual, anticipated, contemplated or threatened, financial or otherwise) or any event or development involving a prospective material change or change in a material fact in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of Austpro

Section 6	Covenants of the Agents.

Each of the Agents hereby severally (and not jointly, nor jointly and severally) covenants and agrees:

(a)	to conduct all activities in connection with the Offering in compliance with Securities Laws and all other laws applicable to such Agent;

(b)	to obtain from each Purchaser, a completed and executed Subscription Agreement (including all certifications, forms and other documentation contemplated thereby or as may be required by the Securities Regulators), as applicable, in a form acceptable to the Company and the Agents;

(c)	that it shall require any Selling Firm retained by it to agree, for the benefit of the Company, to comply with and shall use commercially reasonable efforts to ensure that such Selling Firm complies with, the same provisions of this Section 6 as apply to the Agents as if such provisions applied to such selling group member;

(d)	in connection with the Offering, not make any representation or warranty with respect to the Subscription Receipts, other than as set forth in this Agreement or the Subscription Agreement;

(e)	not to solicit, offer, sell, trade, distribute or otherwise do any act in furtherance of a trade of the Subscription Receipts in such manner as to require registration of the Subscription Receipts or the filing of a prospectus or registration statement under the laws of any jurisdiction, other than the Selling Jurisdiction or to subject the Resulting Issuer to any continuous disclosure or other similar reporting requirements under the laws of any jurisdiction to which it is not currently subject;

(f)	in respect of each Purchaser identified by it, who has identified as an "accredited investor" under NI 45-106, take commercially reasonable steps to establish that such Purchaser qualifies as an accredited investor in order for the Company to rely upon the prospectus exemptions set forth in section 2.3 of NI 45-106 or section 73.3 of the Securities Act (Ontario) and, if applicable and requested in writing by the Company, obtain and retain all relevant information and documentation to evidence the steps taken to verify compliance with the exemption in accordance with Securities Laws;

(g)	provide to the Company all necessary information in respect of the Agent and the Purchasers identified by it to allow the Company to file, with the Securities Regulators, if required, reports of the exempt distribution of the Subscription Receipts in accordance with applicable Securities Laws within 10 days following the Closing Date;

(h)	to comply with the provisions of Schedule "A" to this Agreement; and

(i)	to execute and deliver to the Company, subject to the terms and conditions of this Agreement, any certificate required to be executed by it under applicable Securities Laws in connection with the Offering provided that such Agent is satisfied, acting reasonably, that it is appropriate to do so.

Section 7	Representations and Warranties of the Company.

The Company represents and warrants to the Agents and the Purchasers as of the date hereof, (and acknowledges that each of them is relying upon such representations and warranties in connection with the completion of the Offering and that such representations and warranties have been incorporated by reference in the Subscription Agreements for the benefit of the Purchasers), as set out below.

(a)	The Company is duly organized and validly existing under the Laws of British Columbia, and has all requisite corporate power and capacity to carry on its business as presently conducted and to enter into, and perform its obligations under this Agreement, the Subscription Agreements, and the Subscription Receipt Agreement.

(b)	The Company has no subsidiaries or any holdings in any securities of other companies.

(c)	The authorized capital of the Company consists of an unlimited number of common shares, of which (prior to the completion of the Offering) 36,059,998 DeFi Shares are issued and outstanding as fully paid and non-assessable shares of the Company.

(d)	Other than the securities set forth in Schedule "B" to this Agreement, any person that has any agreement or option or right or privilege (whether at law, pre-emptive or contractual) to participate in an offering has been notified and has either exercised or waived said rights in relation to this Offering, and there are no outstanding rights, warrants, options, convertible debt or any other securities or rights capable of being converted into, or exchanged or exercised for, any shares or securities of the Company.

(e)	To the Company’s knowledge, no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Company has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Company, are pending or threatened by any regulatory authority.

(f)	The Company has all requisite corporate authority to enter into each of this Agreement, the Subscription Agreements and the Subscription Receipt Agreement, and to perform the transactions contemplated herein and therein, including the creation, issue and sale of the Subscription Receipts and the issue of the DeFi Shares.

(g)	The Company has conducted and is conducting its business in compliance in all material respects with all applicable Laws of each jurisdiction in which it carries on business or holds assets (including all applicable federal, state, municipal and local Laws, regulations and other lawful requirements of any governmental or regulatory body, including all Governmental Authorities), and to the knowledge of the Company holds all permits, licenses, certificates, consents and like authorizations necessary for it to carry on its current business in each jurisdiction where such business is carried on that are material to the conduct of the business of the Company as of the date of this Agreement (collectively, the "Permits") under all such Laws and is in compliance in all material respects with all terms of such Permits, all such Permits are valid and in good standing, and the Company has not received any notice of material non-compliance, and does not know of, any facts that would be reasonably likely to give rise to a notice of material non- compliance with any such Laws, in each case, except as would not reasonably be expected to result in a Material Adverse Effect in respect of the Company, and no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution, liquidation or winding up.

(h)	The Company has provided to the Agents copies of (including all material correspondence relating to) all material Permits held by it and any renewals thereof as of the date hereof.

(i)	The Company is the absolute legal and beneficial owner of, and has good and marketable title to, all of the material properties and assets of the Company, and no other property or assets are necessary for the conduct of the business of the Company as currently conducted. Any and all of the agreements and other documents and instruments pursuant to which the Company holds any material property and assets thereof (including any interest in, or right to earn an interest in, any Intellectual Property) are valid and subsisting agreements, documents and instruments in full force and effect, enforceable in accordance with the terms thereof against the Company, and to the knowledge of the Company the other party or parties thereto, in accordance with the terms thereof except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other Laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable Law, and all material leases, licenses and other agreements pursuant to which the Company derive the interests in such property are in good standing. The Company does not know of any claim or the basis for any claim that would reasonably be expected to have a Material Adverse Effect on the right of the Company to use, transfer or otherwise exploit its assets, none of the material properties (or any interest in, or right to earn an interest in, any property) of the Company is subject to any right of first refusal or purchase or acquisition right, and the Company does not have any responsibility or obligation to pay any material commission, royalty, licence fee or similar payment to any person with respect to the material property and assets thereof other than in the ordinary course of business.

(j)	There are no suits, actions, investigations, or litigation or arbitration proceedings or governmental proceedings in progress, pending or, to the knowledge of the Company, contemplated or threatened, to which the Company is a party or to which the property (including any Permits) of the Company is subject, except where such suit, action, investigation or litigation or arbitration proceeding or governmental proceeding would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Company. There is not presently outstanding against the Company any material judgment, injunction, decree, rule or order of any court, governmental department, including Governmental Authority, commission, agency or arbitrator.

(k)	The Company is not in violation of its constating documents or, to the Company's knowledge, in default in any material respect in the performance or observance of any obligation, agreement, covenant or condition contained in any Material Agreement.

(l)	To the Company's knowledge, all of the Material Agreements are valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof in all material respects, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other Laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable Law. The Company has performed in all material respects all obligations (including payment obligations) under, and is in material compliance with all terms, conditions and covenants contained in each Material Agreement and, to the knowledge of the Company, no other party is in material breach, violation or default of any Material Agreement.

(m)	All taxes (including income tax, capital tax, sales taxes, goods and services taxes, payroll taxes, employer health tax, workers' compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, "Taxes") due and payable by the Company have been paid, except where the failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. All tax returns, declarations, remittances and filings required to be filed by the Company have been filed with all appropriate Governmental Authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading. To the knowledge of the Company, no examination of any tax return of the Company is currently in progress and there are no disputes outstanding with any Governmental Authority respecting any Taxes.

(n)	The Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that: (A) transactions are executed in accordance with management's general or specific authorization, and (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with principles IFRS as issued by the IASB and to maintain accountability for assets in each case in all material respects.

(o)	To the knowledge of the Company, the Company is the legal and beneficial owner of, has good and marketable title to, and owns all right, title and interest in all Company IP, free and clear of all Encumbrances, charges, covenants, conditions, options to purchase and restrictions or other adverse claims or interests of any kind or nature and the Company has no knowledge of any claim of adverse ownership in respect thereof. No consent of any person is necessary to make, use, reproduce, license, sell, modify, update, enhance or otherwise exploit any Company IP and the Company has no Licensed IP.

(p)	To the knowledge of the Company, the Company has not received any notice or claim (whether written, oral or otherwise) challenging its ownership or right to use of any Company IP or suggesting that any other person has any claim of legal or beneficial ownership or other claim or interest with respect thereto, nor, to the Company's knowledge, is there a reasonable basis for any claim that any person other than the Company has any claim of legal or beneficial ownership or other claim or interest in any Company IP.

(q)	To the knowledge of the Company, the conduct of the business of the Company has not infringed, violated, misappropriated or otherwise conflicted with any Intellectual Property right of any person.

(r)	The Company is not a party to any action or proceeding, nor, to the knowledge of the Company, has any action or proceeding been threatened that alleges that any current or proposed conduct of its business has or will infringe, violate or misappropriate or otherwise conflict with any Intellectual Property right of any person.

(s)	To the knowledge of the Company, no person has infringed or misappropriated, or is infringing or misappropriating, any rights of the Company in or to any Company IP.

(t)	The Company has no Registered IP and has not submitted an application for registration of any Registered IP.

(u)	The Company has taken commercially reasonable steps to back up all material software components of the information management, technology and computer systems (the "Systems") (including information used therein) used by the Company and maintained such backups at a secure off-site location (except where such failure to make such backup would not have a Material Adverse Effect). The Systems are maintained and supported in accordance with commercially reasonable industry practices. The Company has taken commercially reasonable steps to establish security plans for the Systems designed to protect against contamination, corruption, computer viruses, firewall breaches, sabotage, hacking and other software routines or hardware components that would permit unauthorized access or the unauthorized disablement, theft or erasure of the Systems. To the knowledge of the Company, computers and data processing systems, facilities and services used by the Company are substantially free of any material defects, bugs and errors. All material software being used is supported by valid license and all licenses in respect of such software are, to the knowledge of the Company, in good standing in all material respects and not in default in any material respect.

(v)	There have been no written complaints relating to any improper use or disclosure of any information involving the Company, nor any breach in the information security, cybersecurity or similar systems in respect of the Company in the past three years.

(w)	All Company IP was created or developed only by individuals during the course of their employment with the Company or by contractors or consultants in the course of their engagements with the Company ("Developers").

(x)	All Developers, at the time they created or developed the Company IP, were either full-time employees of the Company or were contractors who assigned all rights in the Company IP, including any and all worldwide proprietary rights, to the Company pursuant to written agreements, and to the knowledge of the Company, the Developers did not incorporate any previously existing work product or other materials proprietary to the Developers or any third party in such creation or development.

(y)	All Developers have waived in writing their moral rights in and to the Company IP to the extent the applicable jurisdiction in which such Developers were located protects moral rights.

(z)	The Company's use or handling of Customer Data has not and does not violate any applicable Law in a manner that could reasonably be expected to result in a Material Adverse Effect in respect of the Company.

(aa)	Except as disclosed in writing to the Agents prior the date of this Agreement, to the knowledge of the Company, none of the directors, officers or employees of the Company, any person who owns, directly or indirectly, more than 10% of any class of securities of the Company or securities of any person exchangeable for more than 10% of any class of securities of the Company, or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any transaction (other than in connection with the Offering and/or the Business Combination) or any proposed transaction (including any loan made to or by any such person) with the Company which, as the case may be, materially affects, is material to or will materially affect the Company.

(bb)	The Company is not a party to, or bound by any commitment, agreement or document containing any covenant which expressly and materially limits the freedom of the Company to compete in any line of business, transfer or move any of its assets or operations or which would have a Material Adverse Effect on the business practices, operations or condition of the Company.

(cc)	To the knowledge of the Company, the Company has never been in violation of, in connection with the ownership, use, maintenance or operation of the property and assets thereof, any applicable Laws relating to environmental, health or safety matters.

(dd)	The Company does not own any real property or have any Leased Premises.

(ee)	To the knowledge of the Company, no director, officer, employee, consultant, representative or agent of the Company, has (A) violated any anti-bribery or anti-corruption Laws applicable to the Company, including the United States Foreign Corrupt Practices Act of 1977 and Corruption of Foreign Public Officials Act (Canada), or (B) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (i) to any Government Official, whether directly or through any other person, for the purpose of influencing any act or decision of a Government Official in his or her official capacity; inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a Government Official to influence or affect any act or decision of any Governmental Authority; or assisting any representative of the Company in obtaining or retaining business for or with, or directing business to, any person; or (ii) to any person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage.

(ff)	To the knowledge of the Company, no director, officer, employee, consultant, representative or agent of the Company, has (A) conducted or initiated any review, audit, or internal investigation that concluded the Company or any director, officer, employee, consultant, representative or agent thereof, violated any anti-bribery or anti-corruption Laws applicable to the Company or committed any material wrongdoing, or (B) made a voluntary, directed, or involuntary disclosure to any Governmental Authority responsible for enforcing anti-bribery or anti-corruption Laws, in each case, with respect to any alleged act or omission arising under or relating to non-compliance with any such Laws, or received any notice, request, or citation from any person alleging non-compliance with any such Laws.

(gg)	The Company is not in material violation, breach or default under the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Authority (collectively the "Applicable Anti-Money Laundering Laws") and no action, suit or proceeding by or before any court or Governmental Authority or any arbitrator involving the Company with respect to the Applicable Anti-Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(hh)	Each material plan or agreement providing for retirement, bonus, stock purchase, profit sharing, stock option, fringe benefit, change of control benefit, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant of the Company (collectively, the "Employee Plans") has been maintained in all material respects in compliance with its terms and with the material requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans.

(ii)	No union representation exists, no certified association holds bargaining rights respecting the employees of the Company and, to the knowledge of the Company, no association of employees has applied to be certified as the bargaining agent of any of the employees of the Company. The Company is not a party to any collective bargaining agreement, letter of understanding or letter of intent with any certified association or association of employees and no collective bargaining agreement, letter of understanding or letters or intent is currently being negotiated by the Company. No other action has been taken or, to the knowledge of the Company, is contemplated to organize or unionize any employees of the Company. There are no existing or, to the knowledge of the Company, threatened, labour strikes or labour disputes, work stoppages or slowdowns, controversies, material disputes or other labour troubles affecting the Company. The Company is currently in material compliance with all Laws, regulations and orders relating to labour and employment, including those related to employment standards practices, workers' compensation, pay equity, occupational health and safety, human rights and accommodation obligations, employment immigration, employee privacy, language of labour relations (French language requirements) and similar legislation, including payment in full of all material amounts owing thereunder. No material labour dispute, complaint, grievance or other conflict with the employees of the Company currently exists, or to the knowledge of the Company is threatened or pending. There are no pending claims or outstanding orders against the Company under applicable workers' compensation legislation, occupational health and safety or similar legislation, nor has any similar event occurred, which would, in each case, reasonably be expected to give rise to any Material Adverse Effect in respect of the Company.

(jj)	There are no actual complaints, made by employees, former employees or independent contractors, or to the Company's knowledge, threatened complaints against the Company before any employment standards commission or tribunal or human rights commission or tribunal, nor, to the knowledge of the Company, has there been any occurrence which would reasonably be expected to lead to a complaint under any human rights legislation or employment standards legislation or civil law principle, in each case, that would have a Material Adverse Effect in respect of the Company. There are no outstanding decisions or settlements or pending settlements under applicable employment standards or human rights Laws which place any material obligation upon the Company to do or refrain from doing any act.

(kk)	The Company is obtaining insurance against such losses, risks and damages to its properties and assets in such amounts that are customary for the business in which it is engaged and on a basis consistent with reasonably prudent persons in comparable businesses.

(ll)	The minute books and corporate records of the Company for the period from incorporation to the date hereof made available to the Agents and Agents' counsel are complete in all material respects, contain copies of all proceedings (or certified copies thereof) of the shareholders and the directors (or any committee thereof), as applicable, thereof and there have been no other meetings, resolutions or proceedings of the shareholders and directors, as applicable, of the Company to the date hereof not reflected in such records.

(mm)	All information which has been prepared by the Company relating to the Company and its business, properties and liabilities and made available to the Agents was, to the knowledge of the Company and as of the date of such information, true and correct in all material respects, taken as a whole, (excluding any future-oriented financial information or such information which is forward-looking or relates to projections or forecasts) and no material fact(s) known to the Company have been omitted therefrom which would make such information materially misleading.

(nn)	As of the date of the Corporate Presentation, the information and statements set forth in the Corporate Presentation are, taken as a whole, true and correct in all material respects (excluding any future-oriented financial information or information or statements which are forward-looking or relate to projections or forecasts) and do not contain a material misrepresentation.

(oo)	All forward-looking information and statements of the Company contained in the Corporate Presentation, including any forecasts, projections and estimates, future- oriented financial information, expressions of opinion, intention and expectation, subject to any qualifications contained therein, as at the time they were made, were based on or derived from sources which the Company believes to be reliable and accurate, were made based on assumptions that the Company believed were reasonable in the circumstances and were identified as such in compliance with applicable Securities Laws.

(pp)	The statistical, industry and market related data included in the Corporate Presentation are derived from sources which the Company reasonably believes to be accurate, reasonable and reliable and the Company has no reason to believe that such data is inconsistent with the sources from which it was derived.

(qq)	There is no person acting or purporting to act at the request or on behalf of the Company that is entitled to any brokerage or finder's fee or other compensation in connection with the transactions contemplated by this Agreement or the Definitive Agreement, except the Agents, and no person shall be entitled to any other amount in connection with the transactions contemplated by this Agreement.

(rr)	As of the date hereof, no closure or suspension to the operations currently in effect or previously mandated by a Governmental Authority or otherwise implemented by the Company as a result of the novel coronavirus disease (COVID-19) outbreak (the "COVID-19 Outbreak") has had a Material Adverse Effect on the Company.

(ss)	At the Closing Time, all Permits and filings as may be required to be made or obtained by the Company under applicable Laws necessary for the execution and delivery of this Agreement, the Subscription Receipt Agreement, and the Subscription Agreements and the creation, issuance, sale and authorization of transfer, as applicable, the Subscription Receipts and the consummation of the Offering, will have been made or obtained, as applicable, (other than the filing of post-Closing reports and other documents required under Securities Laws, which documents shall be filed as soon as practicable after the Closing Date and, in any event, within the deadline imposed by Securities Laws).

(tt)	The Subscription Receipts and the DeFi Shares will not be subject to a statutory hold period under Securities Laws which extends beyond four months and one day after the day the Company becomes a reporting issuer in a jurisdiction of Canada in accordance with and subject to the conditions set out in National Instrument 45- 102 Resale of Securities, and following the closing of the Business Combination, the Resulting Issuer Shares will not be subject to a statutory hold period under Securities Laws.

(uu)	Each of the execution and delivery of DeFi Transaction Documents by the Company and the performance by the Company of its obligations hereunder or thereunder, including the creation, issue and sale of the Subscription Receipts, and the issue of the DeFi Shares, and the consummation of the transactions contemplated in this Agreement, do not and will not, to the knowledge of the Company, conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default in a manner that would have a Material Adverse Effect with respect to the Company or which would materially impede or delay the transactions contemplated hereby, under, (whether after notice or lapse of time or both): (A) any Laws applicable to the Company and the constating documents, or resolutions of the directors or shareholders of the Company, which are in effect at the date hereof; (B) any Material Agreement or Debt Instrument; or (C) any judgment, decree or order binding the Company or the property or assets of the Company.

(vv)	At the Closing Time, each of the DeFi Transaction Documents shall have been duly authorized, executed and delivered by the Company, and upon such execution and delivery each shall constitute a valid and binding obligation of the Company and each shall be enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other Laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable Law.

(ww)	Upon execution of the Subscription Agreement, the Subscription Receipts to be issued and sold as hereinbefore described will have been duly created and authorized for issuance and upon issuance, delivery and payment of the Offering Price, the Subscription Receipts will be validly issued. The Subscription Receipts will not be issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities granted by the Company.

(xx)	At the Closing Time on the Closing Date, the Company will use commercially reasonable efforts to ensure the Subscription Receipt Agent shall have been duly appointed as the subscription receipt agent in respect of the Subscription Receipts.

(yy)	All necessary corporate action has been taken by the Company to allot and authorize the issuance of the DeFi Shares issuable upon conversion of the Subscription Receipts, and all such shares will be validly issued as fully-paid and non-assessable shares of the Company.

(zz)	To the extent applicable, the form and terms of any definitive certificates representing the Subscription Receipts and the DeFi Shares have been duly approved and adopted by the Company and comply with all material legal requirements relating thereto.

(aaa)	The Company is not a party to any agreement, nor is the Company aware of any agreement, which in any manner affects the voting control of any of the securities of the Company.

(bbb)	Other than the Business Combination and the transactions related thereto, the Company has not approved, and has not entered into any agreement in respect of: (A) the purchase of any material property or assets or any interest therein, or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Company whether by asset sale, transfer of shares or otherwise; (B) the change in control (by sale, transfer or other disposition of shares or sale, transfer, lease or other disposition of all or substantially all of the property and assets of the Company) of the Company; or (C) a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 5% or more of the outstanding shares of the Company.

Section 8	Representations and Warranties of Austpro.

Austpro represents and warrants to the Agents and the Purchasers (and acknowledges that each of them is relying upon such representations and warranties in connection with the completion of the Offering and that such representations and warranties have been incorporated by reference in the Subscription Agreements for the benefit of the Purchasers), that:

(a)	Austpro is a corporation duly incorporated under the Laws of British Columbia, and has all requisite corporate power and authority and is duly qualified and holds all Permits, licenses and authorizations required to carry on its business as now conducted, and no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution, liquidation or winding up.

(b)	Austpro has no direct or indirect subsidiary, other than Subco, or any investment or proposed investment in any person or any agreement, option or commitment to acquire any such investment.

(c)	No person has any written or oral agreement, option or warrant or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming such for the purchase or acquisition of any securities of Austpro, which will remain outstanding on completion of the Business Combination.

(d)	Austpro is a reporting issuer in each of the provinces of British Columbia and Alberta and is not in default of the requirements of the Securities Laws in such jurisdictions.

(e)	The authorized capital of Austpro consists of an unlimited number of common shares without par value, of which, as at the date hereof, 14,837,580 common shares are issued and outstanding as fully paid and non-assessable shares in the capital of Austpro.

(f)	The minute books and records of Austpro from the date of incorporation to the date hereof, which Austpro has made available to the Agents and Agents' counsel in connection with their due diligence investigation of Austpro, are complete contain copies of all proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders and the directors (or any committee thereof), as applicable, thereof and there have been no other meetings, resolutions or proceedings of the shareholders, directors, members or managers, as applicable, of Austpro to the date hereof not reflected in such records.

(g)	Austpro has all requisite corporate power, authority and capacity to enter into Austpro Transaction Documents and, subject to approval of the TSX-V as required, to perform the transactions contemplated herein and therein, including to issue the Resulting Issuer Shares, and to perform its obligations hereunder and thereunder.

(h)	Austpro has filed all forms, reports, documents and information required to be filed by it, whether pursuant to Securities Laws or otherwise, with the applicable Securities Regulators (the "Austpro Disclosure Documents") except where the failure to so file would not have a Material Adverse Effect in respect of Austpro, and Austpro does not have any confidential filings with any applicable Securities Regulators. As of the time the Austpro Disclosure Documents were filed with the applicable Securities Regulators and on SEDAR (System for Electronic Document Analysis and Retrieval) (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing): (A) each of the Austpro Disclosure Documents complied in all material respects with the requirements of the Securities Laws in the jurisdictions they were filed; and (B) none of the Austpro Disclosure Documents contained any untrue statement of material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(i)	Each of the execution and delivery of Austpro Transaction Documents and the closing of the Business Combination, the performance by Austpro of its obligations hereunder or thereunder, the issuance of the Resulting Issuer Shares issuable upon the exchange of the DeFi Shares upon the completion of the Business Combination, the consummation of the transactions contemplated in Austpro Transaction Documents, including the Business Combination, do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, (whether after notice or lapse of time or both), (A) any Law, statute, rule or regulation applicable to Austpro, including Securities Laws; (B) the constating documents, or resolutions of the directors or shareholders of Austpro which are in effect at the date hereof and the date of the closing of the Business Combination; (C) any material agreement of Austpro; or (D) any judgment, decree or order binding Austpro or its assets and properties.

(j)	At the Closing Time, each of Austpro Transaction Documents shall have been duly authorized, executed and delivered by Austpro and upon such execution and delivery each shall constitute a valid and binding obligation of Austpro and each will be enforceable against Austpro in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other Laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable Law.

(k)	Austpro: (A) is and at all times has been in compliance with all applicable Laws except where such failure to comply would not have a Material Adverse Effect in respect of Austpro; (B) has not received any correspondence or notice from any Governmental Authority alleging or asserting material noncompliance with any applicable Laws; (C) has not received notice of any pending or threatened claim, suit, proceeding, charge, hearing, enforcement, audit, investigation, arbitration or other action from any Governmental Authority or third party alleging that any operation or activity of Austpro or any of its directors and/or officers is in violation of any applicable Laws and has no knowledge or reason to believe that any such Governmental Authority or third party is considering or would have reasonable grounds to consider any such claim, suit, proceeding, charge, hearing, enforcement, audit, investigation, arbitration or other action; and (D) has, or has had on its behalf, filed, declared, obtained, maintained or submitted all reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any applicable Laws and that all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were materially complete and correct on the date filed (or were corrected or supplemented by a subsequent submission).

(l)	There are no actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding or, to Austpro's knowledge, pending or threatened against or affecting Austpro at Law or in equity or before or by any commission, board, bureau or agency of any kind whatsoever and, to the knowledge of Austpro, there is no basis therefor and Austpro is not subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority.

(m)	Austpro is not a party to any other material agreement other than the LOI, the Definitive Agreement and the material agreements described in the Austpro Disclosure Documents.

(n)	The Austpro Financial Statements have been prepared in accordance with IFRS and present fairly, in all material respects, the financial position (including the assets and liabilities, whether absolute, contingent or otherwise, revenues and expenses as required by IFRS) of Austpro as at such date and the results of its operations and its cash flows for the period then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of Austpro in accordance with IFRS and, unless disclosed in the Austpro Financial Statements, there has been no change in accounting policies or practices of Austpro since incorporation.

(o)	Except for the consent of the TSX-V relating to the delisting of the Austpro Common Shares, and the conditional listing approval of the Exchange with respect to the listing of the Resulting Issuer Shares, there are no third-party consents required to be obtained in order for Austpro to complete the Business Combination.

(p)	Upon the completion of the Business Combination, all filings as may be required under securities Laws necessary for the execution and delivery of the Definitive Agreement, and the consummation of the Business Combination will have been made or obtained, as applicable, other than any post-Closing filings required to be submitted within the applicable time frame pursuant to applicable Securities Laws and other customary post-Closing filings and the approval of the TSX-V and Exchange, as applicable.

(q)	The Austpro Common Shares are currently listed on the NEX Board of the TSX-V and on no other stock exchange, and the Austpro Common Shares are currently halted from trading pending completion of the Business Combination.

(r)	All Taxes due and payable by Austpro have been paid. All tax returns, declarations, remittances and filings required to be filed by Austpro have been filed with all appropriate Governmental Authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading. No examination of any tax return of Austpro is currently in progress and there are no issues or disputes outstanding with any Governmental Authority respecting any Taxes.

(s)	There are no securityholders' agreements to which Austpro is a party, and to the knowledge of Austpro there are no pooling agreements, voting trusts or other similar agreements with respect to the ownership or voting of any of the securities of Austpro.

(t)	There is no person acting or purporting to act at the request or on behalf of Austpro that is entitled to any brokerage or finder's fee or other compensation in connection with the transactions contemplated by this Agreement or the Definitive Agreement.

(u)	None of Austpro, any predecessor of Austpro, any affiliate of Austpro, nor any director, executive officer or other officer of Austpro, nor any beneficial owner of 20% or more of Austpro's outstanding securities is subject to any of the "bad actor" disqualification event described in Rule 506(d)(1)(i) to (viii) under the U.S. Securities Act, other than any such disqualification event that is covered by Rule506(d)(2) or (d)(3) under the U.S. Securities Act.

Section 9	Representations and Warranties of the Agents.

Each of the Agents hereby severally (and not jointly, nor jointly and severally) represents and warrants to the Company and Austpro in respect of itself, and acknowledges that the Company and Austpro are relying upon such representations and warranties, that:

(a)	The Agent has all requisite corporate power, capacity and authority to enter into and perform its obligations under this Agreement and to complete the transactions contemplated in this Agreement and any other documents in connection with the Offering to which it is a party.

(b)	The Agent has been duly incorporated under the applicable Law of its jurisdiction of incorporation and is up-to-date in all material corporate filings and in good standing under such applicable Laws with respect to the filing of annual reports.

(c)	In respect of the offer and sale of the Subscription Receipts, the Agent has complied with all Securities Laws, the rules of the Investment Industry Regulatory Organization of Canada applicable to it and the terms of this Agreement in all material respects.

(d)	The Agent and its representatives have not engaged in or authorized any form of General Solicitation or General Advertising in connection with or in respect of the Subscription Receipts in any newspaper, magazine, printed media of general and regular paid circulation or any similar medium, or broadcast over radio or television or otherwise or conducted any seminar or meeting concerning the offer or sale of the Subscription Receipts whose attendees have been invited by any General Solicitation or General Advertising.

(e)	The Agent has not solicited offers to purchase or sell the Subscription Receipts so as to require the filing of a prospectus, registration statement or offering memorandum with respect thereto or the provision of a contractual right of action under the laws of any jurisdiction or result in the Company becoming subject to continuous disclosure filing obligations in any jurisdictions.

(f)	The Agent is duly registered as a dealer pursuant to the provisions of the Securities Laws, is a member in good standing of the Investment Industry Regulatory Organization of Canada, and is duly registered or licensed as a dealer in those jurisdictions in Canada in which it is required to be so registered or licensed in order to perform the services contemplated by this Agreement, or if or where not so registered or licensed, the Agent acts only through members of a selling group who are so registered or licensed.

Section 10	Closing.

The issuance and sale of the Subscription Receipts shall be completed at the Closing Time electronically, or at such other place as the Lead Agent, on behalf of the Agents and the Company, acting reasonably, may agree upon in writing. At the Closing Time, the Company shall cause the Subscription Receipt Agent to deliver to the Agents the Subscription Receipts in electronic and/or certificated form, as directed by the Agents and shall deliver to the Agents the Compensation Options, against payment by the Agents to the Subscription Receipt Agent in lawful money of Canada wire transfer of the proceeds from the sale of Subscription Receipts in the Offering, less the Agents' Closing Compensation and the costs and expenses of the Agents incurred up to Closing (including fees and disbursements of the Agent's legal counsel in all jurisdictions up to a maximum of $75,000 before taxes and disbursements).

Section 11	Closing Conditions.

The Agents obligations hereunder and each Purchaser's obligation to purchase the Subscription Receipts shall be conditional upon the fulfilment at or before the Closing Time of the following conditions:

(a)	the board of directors of the Company shall have authorized and approved (i) the execution and delivery of the DeFi Transaction Documents, (ii) the creation, issuance, sale and delivery of the Subscription Receipts, (iii) the creation and grant of the Compensation Options, and (iv) the allotment, issuance and delivery of the DeFi Shares issuable upon the conversion of the Subscription Receipts and Compensation Option Shares, in so far as the Compensation Option Shares relate to DeFi Shares, issuable upon the due exercise of the Compensation Options and all matters relating thereto;

(b)	the board of directors of Austpro shall have authorized and approved (i) the execution and delivery of the Austpro Transaction Documents and (ii) the allotment and reservation for issuance and delivery of the Resulting Issuer Shares issuable upon the exchange of the DeFi Shares and all matters relating thereto;

(c)	the Agents shall have received at the Closing Time certificates dated the Closing Date, signed, but without personal liability, by the Chief Executive Officer of the Company, addressed to the Agents with respect to (i) the constating documents of the Company, (ii) all resolutions of the Company's board of directors relating to this Agreement and the transactions contemplated hereby, (iii) the incumbency and specimen signatures of signing officers in the form of a certificate of incumbency, and (iv) such other matters as the Agents may reasonably request;

(d)	the Definitive Agreement shall have been executed and delivered by the Company and Austpro;

(e)	the Subscription Receipt Agent shall have been duly appointed as the subscription receipt agent under the Subscription Receipt Agreement;

(f)	all requisite approvals have been obtained by the Company as required to be obtained by the Company in order to complete the Offering;

(g)	the Company shall have granted the Compensation Options to the Agents;

(h)	the Company shall have paid all reasonable expenses and disbursements of the Agents (including all applicable taxes and legal expenses of the Agent's legal counsel in all jurisdictions up to a maximum of $75,000 before taxes and disbursements) in connection with the Offering as of the Closing Time, as set forth in Section 10 hereof;

(i)	the Agents shall have received legal opinions in respect of certain corporate and securities law matters, addressed to the Agents and the Purchasers, in form and substance satisfactory to the Agents' counsel, acting reasonably, dated the Closing Date, from BLG, and where appropriate as it relates to certain additional matters, including securities laws matters, counsel in the other Selling Jurisdictions, as it relates to the enforceability of, inter alia, this Agreement, the Subscription Agreements, the Compensation Option Certificates, the DeFi Transaction Documents and securities laws matters which counsel in turn may rely, as to matters of fact, on certificates of public officials and officers of the Company, with respect to the following matters:

(i)	as to the incorporation and valid existence of the Company;

(ii)	as to the authorized and issued capital of the Company;

(iii)	as to the corporate power of the Company to carry out its obligations under the DeFi Transaction Documents and to create, issue, sell and grant the DeFi Shares, the Subscription Receipts, the Compensation Options and the Compensation Option Shares;

(iv)	that the Company has all requisite corporate power and authority to carry on its business and to own or lease its properties and assets;

(v)	that none of the execution and delivery of the DeFi Transaction Documents, the performance by the Company of its obligations thereunder, or the creation, issuance, grant, sale or authorization of transfer, as the case may be, of the Subscription Receipts, the DeFi Shares, the Compensation Options or the Compensation Option Shares, will conflict with or result in any breach of the Laws of British Columbia, or the constating documents of the Company;

(vi)	that all necessary corporate action has been taken by the Company to authorize the execution and delivery of the DeFi Transaction Documents and the performance of its obligations thereunder;

(vii)	that each of the DeFi Transaction Documents has been duly executed and delivered by the Company;

(viii)	that each of the DeFi Transaction Documents constitutes a valid and legally binding obligation of the Company enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, liquidation, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and the qualification that the enforceability of rights of indemnity and contribution may be limited by applicable law. Such opinions may also include qualifications and limitations customary for transactions of this nature;

(ix)	that the Subscription Receipts have been duly and validly created and issued;

(x)	that the DeFi Shares have been duly and validly authorized and allotted for issuance to the Purchasers and, upon the exchange of the Subscription Receipts in accordance with the provisions of the Subscription Receipt Agreement, will be duly and validly issued as fully paid and non-assessable shares;

(xi)	that the Compensation Options have been duly and validly created, granted and authorized that the Compensation Options have the attributes corresponding to the description set forth in the Compensation Option Certificates;

(xii)	that the Compensation Option Shares issuable upon the exercise of the Compensation Options have been validly reserved for issuance and, upon the exercise of the Compensation Options in accordance with the provisions of the Compensation Option Certificates, will be duly and validly issued as fully paid and non-assessable shares;

(xiii)	that the issuance and sale by the Company of the Subscription Receipts to the Purchasers in the Selling Jurisdictions and the grant by the Company of the Compensation Options to the Agents are exempt from the prospectus requirements of applicable Canadian Securities Laws and no documents are required to be filed (other than specified post-closing forms pursuant to NI 45-106 accompanied by requisite filing fees), proceedings taken or approvals, permits, consents or authorizations obtained under the applicable Canadian Securities Laws to permit such issuance, sale and grant;

(xiv)	that the issuance of the DeFi Shares upon the exchange of the Subscription Receipts in accordance with the provisions of the Subscription Receipt Agreement will be exempt from the prospectus requirements of applicable Canadian Securities Laws and no documents will be required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under the applicable Canadian Securities Laws to permit such issuance;

(xv)	that no other documents will be required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under the applicable Canadian Securities Laws in connection with the first trade of the Subscription Receipts, the DeFi Shares in the Selling Jurisdictions, provided that the Subscription Receipts have been held for a period of four months following the later of (a) the Closing Date, and (b) the date the Company became a reporting issuer in any province or territory of Canada, subject to the usual qualifications;

(xvi)	that the issuance and sale of the Compensation Option Shares upon the due exercise of the Compensation Options following the completion of the Business Combination will be exempt from the prospectus requirements of applicable Canadian Securities Laws and no documents will be required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under the applicable Canadian Securities Laws to permit such issuance;

(xvii)	that Computershare Trust Company of Canada has been duly and validly appointed as the Subscription Receipt Agent; and

(xviii)	as to such other matters as the Agents' legal counsel may reasonably request prior to the Closing Time;

(j)	the Agents shall have received legal opinions in respect of certain corporate matters, addressed to the Agents and the Purchasers, in form and substance satisfactory to the Agents' counsel, acting reasonably, dated the Closing Date, from counsel to Austpro, with respect to the following matters:

(i)	as to the incorporation and valid existence of Austpro;

(ii)	as to the authorized and issued capital of Austpro;

(iii)	as to the corporate power and capacity of the Company to carry out its obligations under the Austpro Transaction Documents and issue the Resulting Issuer Shares upon the closing of the Business Combination;

(iv)	that Austpro has all requisite corporate power and capacity to carry on its business as presently carried on and to own or lease its properties and assets;

(v)	that none of the execution and delivery of the Austpro Transaction Documents, the performance by the Company of its obligations thereunder, will conflict with or result in any breach of the Laws of British Columbia, or the constating documents of the Company;

(vi)	that all necessary corporate action has been taken by Austpro to authorize the execution and delivery of the Austpro Transaction Documents and the performance of its obligations thereunder;

(vii)	that each of the Austpro Transaction Documents has been duly executed and delivered by Austpro;

(viii)	that each the Austpro Transaction Documents constitutes a valid and legally binding obligation of Austpro enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, liquidation, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and the qualification that the enforceability of rights of indemnity and contribution may be limited by applicable law. Such opinions may also include qualifications and limitations customary for transactions of this nature;

(ix)	that the issuance of the Resulting Issuer Shares upon the exchange of the DeFi Shares in accordance with the provisions of the Definitive Agreement will be exempt from the prospectus requirements of applicable Canadian Securities Laws and no documents will be required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under the applicable Canadian Securities Laws to permit such issuance;

(x)	that no prospectus is required and no other documents will be required to be filed, proceedings taken or approvals, permits, consents or authorizations obtained under the applicable Canadian Securities Laws in connection with the first trade of the Resulting Issuer Shares, or the Compensation Option Shares in the Canadian Selling Jurisdictions, provided that the Resulting Issuer (including its predecessor, Austpro) is and has been a reporting issuer in any province or territory of Canada for the four months immediately preceding the trade, subject to the usual qualifications; and

(xi)	that the appointment of Computershare Trust Company of Canada as the registrar and transfer agent for the Austpro Common Shares has been approved by the board of directors of Austpro;

(k)	if any Subscription Receipts are being sold in the United States pursuant to this Agreement and Schedule "A" hereto, the Agents shall have received an opinion from Troutman Pepper Hamilton Sanders LLP, special U.S. legal counsel to the Company, in form and substance reasonably satisfactory to the Agents, to the effect that (i) registration under the U.S. Securities Act is not required in connection with the offer and sale of the Subscription Receipts in the United States, and (ii) provided no compensation is paid to solicit such exchange, registration under the U.S. Securities Act is not required for the Underlying Shares issued upon conversion of such Subscription Receipts, provided that such offers and sales are made in compliance with Schedule "A" to this Agreement and provided further that it being understood that no opinion is expressed as to any subsequent resale of any Subscription Receipts or Underlying Shares or as to any Resulting Issuer Shares;

(l)	the Agents shall have received a certificate of status (or the equivalent) with respect to the Company;

(m)	the Subscription Agreements and the other Transaction Documents shall have been executed and delivered by the parties thereto in form and substance satisfactory to the Agents and their counsel, acting reasonably;

(n)	the Agents shall, in their sole discretion, and acting reasonably, be satisfied with their due diligence review with respect to the respective business, operations, assets, liabilities, financial condition, affairs and prospects and market condition of the Company and Austpro;

(o)	The Company shall have secured lock-up agreements, as contemplated in Section 4(o), from the Company’s officers and directors, unless specifically waived by Lead Agent; and

(p)	Certain shareholders of the Company, as set forth on Schedule “D”, shall have entered into pooling agreements acceptable to the Lead Agent, on the terms set forth on Schedule “D”, with respect to Resulting Issuer Shares issued to such persons pursuant to the Business Combination.

Section 12	Rights of Termination.

(a)	The Agents (or any of them) will be entitled, at their option, to terminate and cancel their obligations hereunder, by giving written notice to the Company at any time prior to the Closing Time as follows:

(i)	Regulatory/Litigation Out. If any inquiry, action, suit, proceeding or investigation, whether formal or informal, is commenced, announced or threatened or any order is made by any Governmental Authority including the TSX-V or Exchange or any Securities Regulator, against the Company or Austpro or any of its subsidiaries' or the Company's or Austpro's officers or directors, which would cease trading in the Company's or Austpro's securities or, where wrong-doing is alleged or involves a finding of wrong- doing which, in the reasonable opinion of the Agents (or any one of them), has Material Adverse Effect or could reasonably be expected to have a Material Adverse Effect, the Agents (or any one of them) shall be entitled, at their sole option, and in accordance with Section 12(a)(vi) hereof, to terminate their obligations under this Agreement (and the obligations of the Purchasers arranged by them to purchase the Subscription Receipts) by written notice to that effect given to the Company any time prior to the Closing Time.

(ii)	Disaster Out. In the event that prior to the Closing Time, there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence including without limitation, accident, act of terrorism, public protest, pandemic (including any material escalation in the severity of the COVID-19 global pandemic), governmental or any law or regulation, which in the opinion of the Agents (or any of them), acting reasonably and in good faith, adversely and materially affects or may adversely and materially affect, or involve, the financial markets or the business, operations or affairs of the Company, the Agents (or any one of them) shall be entitled at their sole option, in accordance with Section 12(a)(vi) hereof, to terminate their obligations under this Agreement (and the obligations of the Purchasers arranged by them to purchase the Subscription Receipts) by written notice to that effect given to the Company prior to the Closing Time.

(iii)	Material Adverse Change. In the event that prior to the Closing Time, there shall have occurred any material change or a change in any material fact or a new material fact shall arise or the Agents shall discover any previously undisclosed material information or fact that, in the reasonable opinion of the Agents (or any one of them), has or could be expected to have a Material Adverse Effect, on the market price or value of the securities of the Company or Austpro, the Agents (or any one of them) shall be entitled, at their sole option, in accordance with Section 12(a)(vi) hereof, to terminate their obligations under this Agreement (and the obligations of the Purchasers arranged by them to purchase the Subscription Receipts) by written notice to that effect given to the Company prior to the Closing Time.

(iv)	Market Out. If there is any change in the Canadian financial markets so that, in the reasonable opinion of the Agents (or any one of them), the Subscription Receipts cannot be profitably marketed.

(v)	Non-Compliance with Conditions. If the Company is in breach of any material term, condition or covenant of this Agreement, or the Company or Austpro is in breach of any material representation or warranty given by the Company or Austpro in this Agreement is or becomes false in any material respect and cannot be corrected prior to Closing, the Agents (or any one of them) shall be entitled at their sole option, in accordance with Section 12(a)(vi) hereof, to terminate their obligations under this Agreement (and the obligations of the Purchasers arranged by them to purchase the Subscription Receipts) by notice to that effect given to the Company at or prior to the Closing Time. Each of the Agents may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to their respective rights in respect of any other of such terms and conditions or any other or subsequent breach or non- compliance, provided that any such waiver or extension shall be binding upon such Agent only if the same is in writing and signed by it.

(vi)	Due Diligence. If the Agents (or any of them) identifies any material information, fact or other items that could materially adversely affect the Company's, Austpro's or the Resulting Issuer's, as applicable, assets, business, affairs, financial condition or prospects which exist as of the date hereof but which have not been disclosed to the public.

(b)	The rights of termination contained in this Section 12 may be exercised by the Agents and are in addition to any other rights or remedies the Agents may have in respect of any default, act or failure to act or non-compliance by the Company in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination by the Agents, subject to Section 13, Section 14 and Section 15, there shall be no further liability on the part of the Agents to the Company or on the part of the Company to the Agents except in respect of any liability which may have arisen or may arise after such termination in respect of acts or omissions prior to such termination.

Section 13	Expenses.

Notwithstanding any other provision of this Agreement, whether or not the Offering is completed, the Company will be solely responsible for all reasonable and customary costs and expenses incurred in relation to the Offering and its portion of the Business Combination (including all applicable taxes) including, but not limited to, all third party fees and disbursements, all expenses of or incidental to the creation, issue, sale or distribution of the Subscription Receipts, the DeFi Shares and the Resulting Issuer Shares, all fees and expenses of counsel (including local counsel) to the Company, all fees and expenses of the Agents' legal counsel subject to a maximum amount of $75,000, excluding taxes and disbursements, all fees and expenses of the Company's auditors, all reasonable expenses related to the road shows (including reasonable travel expenses, hotel accommodations and meals), expenses with respect to preparation, printing, delivery and filing of any of the marketing materials, roadshow materials or other documents, any translation costs, and all reasonable expenses incurred by the Agents in connection with the engagement herein. Promptly upon request, the Company shall reimburse the Lead Agent for all costs and expenses reasonably incurred by the Agents in connection with the Offering and to which the Agents are entitled to be reimbursed in accordance with this Section 13.

Section 14	Survival of Representations and Warranties.

All representations, warranties, covenants and agreements of the Company and Austpro herein contained or contained in any documents submitted pursuant to this Agreement and in connection with the transactions herein contemplated shall survive the Closing and, notwithstanding such Closing or any investigation made by or on behalf of the Agents or the Purchasers with respect thereto, shall continue in full force and effect for the benefit of the Agents and the Purchasers. The representations, warranties, covenants and agreements of the Agents herein contained and in connection with the transactions herein contemplated shall survive the Closing and, notwithstanding such Closing or any investigation made by or on behalf of the Company with respect thereto, shall continue in full force and effect for the benefit of the Company and Austpro for a period of two years following the Escrow Release Date.

Section 15	Indemnity.

(a)	The Company and its affiliated companies, as the case may be (collectively, the "Indemnitor"), jointly and severally, hereby, indemnifies, defends and agrees to hold harmless the Agents and their respective affiliates and shareholders, partners, directors, officers, employees and agents (collectively, the "Indemnified Parties" and individually, an "Indemnified Party") to the fullest extent permitted by law, against all losses, claims, damages, expenses or liabilities of any nature (other than loss of profit), including the reasonable fees and expenses of their counsel and other reasonable out-of-pocket expenses incurred in investigating and defending any pending or threatened action, suit, proceeding, investigation or claim that may be made or threatened against any Indemnified Party or in enforcing this indemnity (collectively, the "Claims"), to which an Indemnified Party may become subject or otherwise involved in any capacity insofar as the Claims arise out of or are based upon, directly or indirectly, the Agents' engagement under this Agreement (including, but not limited to: (a) any information or statement contained in the Corporate Presentation and any disclosure document prepared in connection with the Offering (except any information or statement relating solely to the Agents, or provided by the Agents in writing for inclusion in such document), which at the time and in light of the circumstances in which it was made contains or is alleged to contain a misrepresentation (as such term is defined in the Securities Act (British Columbia)); (b) any omission to state in any disclosure document prepared in connection with the Offering any fact required to be stated to make any statement in such document not misleading in light of the circumstances in which it was made; (c) any omission or alleged omission to state, in any certificate of the Company delivered under or pursuant this Agreement, any fact (except facts relating solely to the Agents) required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made; (d) the non-compliance or alleged non-compliance by the Indemnitor with the requirements of applicable securities laws, regulations or rules; and (e) any order made or investigation or proceeding commenced or threatened by any Securities Regulators or other competent authority based upon any untrue statement, omission or misrepresentation (alleged or otherwise) in disclosure document prepared in connection with the Offering or based on any failure to comply with securities legislation, in either case preventing or restricting the trading in or sale of the Subscription Receipts, the DeFi Shares or the Resulting Issuer Shares), and including any matter arising prior to the date hereof.

(b)	This indemnity shall cease to be available to an Indemnified Party if and to the extent that any losses, Claims, damages, expenses or liabilities are determined (a "Disqualification Event") by a court of competent jurisdiction in a final judicial determination from which no appeal can be made to have directly been caused by or resulted from the gross negligence, any fraudulent act or wilful misconduct of such Indemnified Party, and, in which case, the Indemnified Party shall promptly reimburse: (a) any funds advanced by the Indemnitor to the Indemnified Party pursuant to this indemnity of such losses, Claims, damages, expenses or liabilities; and (b) all reasonably incurred fees and expenses and one Canadian legal counsel of the Indemnitor that may be incurred in advising with respect to and/or defending any such losses, Claims, damages, expenses or liabilities or determining that a Disqualification Event has occurred.

(c)	Promptly after receiving notice of a Claim which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, the applicable Indemnified Party will notify the Indemnitor in writing of the particulars thereof, provided that the omission to so notify the Indemnitor shall not relieve the Indemnitor of any liability which they may have to any Indemnified Party except and only to the extent that any such delay in or failure to give notice as herein required materially prejudices the defence of such action, suit, proceeding, claim or investigation or results in any material increase in the liability which the Indemnitor have under this indemnity. Upon receipt of such notice, the Indemnitor shall promptly retain counsel (who shall be reasonably acceptable to the Indemnified Party) to represent the Indemnified Party in such matter, and the Indemnitor shall pay the reasonable fees and disbursements of such counsel relating to such matter. The Indemnified Parties will provide all reasonably necessary assistance, on a commercially reasonable basis, to the Indemnitor in connection with such investigation, defence or contestation.

(d)	In any such matter, the Indemnified Party shall have the right to retain other counsel to act on his, her or its behalf, and the Indemnitor shall pay the reasonable fees and disbursements of such other counsel if: (A) the Indemnified Party is advised by counsel that there is an actual or potential conflict in the Indemnitor's and their respective interests or additional defences are available to the Indemnified Party such that representation by the same counsel would be inappropriate; (B) the Indemnitor has not assumed the defence of the claim, action, suit or proceeding within 10 Business Days after receiving notice thereof; or (C) employment of such other counsel has been authorized by the Indemnitor; provided, however, that the Indemnitor shall not, in connection with any one such action or proceeding or separate but substantially similar actions or proceedings arising out of the same general allegations, be liable for the fees and expenses of more than one separate firm of attorneys at any time for all Indemnified Parties, except to the extent that local counsel, in addition to its regular counsel, is required in order to effectively defend against such action or proceeding.

(e)	The Indemnitor agrees that the Indemnified Parties shall not have any liability to the Indemnitor or any person asserting claims on behalf of or in right of the Indemnitor in connection with or as a result of either the Indemnified Parties' engagement hereunder or any matter referred to in this Agreement, including, without limitation, related services and activities prior to the date of this Agreement, except, in respect of an Indemnified Party, to the extent that it shall be determined by a court of competent jurisdiction in a judgment that has become final in that it is no longer subject to appeal or other review that any losses, claims, damages, liabilities or expenses incurred by the Indemnitor were directly caused by or resulted from the gross negligence, any fraudulent act or wilful misconduct of such Indemnified Party in performing the services that are the subject of this Agreement or arose from information provided by the Agents in writing to the Indemnitor that was expressly designated by the Agents for any disclosure document prepared in connection with the Offering.

(f)	No admission of liability, fault, culpability or failure to act and no settlement of any claim, action, suit or proceeding shall be made without the consent of each Indemnified Party affected, such consent not to be unreasonably withheld, unless such admission or settlement includes an unconditional and full release of the Indemnified Party from all liability arising out of such claim, action, suit or proceeding. The Indemnitor shall not be liable for any settlement of any claim, action, suit or proceeding made without their consent (such consent not to be unreasonably withheld in connection with any settlement involving only the payment of monetary damages).

(g)	If the foregoing indemnification is not for any reason available (other than the final determination of the occurrence of a Disqualification Event), the Company agrees to contribute to the amount paid or payable by the Indemnified Party as a result of any losses, claims, damages, liabilities and expenses involved (A) in the proportion appropriate to reflect the relative benefits received or sought to be received by the Company and its affiliates, on the one hand, and any Indemnified Party on the other hand, in connection with the matters contemplated by the this Agreement or( B) if (but only if and to the extent) the allocation provided for in clause (A) is for any reason held unenforceable, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (A) but also the relative fault of the Indemnitor and its affiliates, on the one hand, and the party entitled to contribution, on the other hand, as well as any other relevant equitable considerations. The Company agrees that for the purposes of this paragraph the relative benefits received, or sought to be received, by the Indemnitor and its affiliates, on the one hand, and the party entitled to contribution, on the other hand, in connection with the matters contemplated by the this Agreement shall be deemed to be in the same proportion that the total value received or paid or contemplated to be received or paid by the Indemnitor or its affiliates, as the case may be, as a result of or in connection with the matters (whether or not consummated) for which any Indemnified Party has been retained to perform services bears to the fees paid to any Indemnified Party under the this Agreement; provided that, in no event shall the Company contribute less than the amount necessary to assure that any Indemnified Party is not liable for losses, claims, damages, liabilities and expenses in excess of the amount of fees actually received by any Indemnified Party pursuant to the this Agreement. Relative fault shall be determined by reference to, among other things, whether any alleged untrue statement or omission or any other alleged conduct relates to information provided by the Company or other conduct by the Company (or its employees, agents, or representatives), on the one hand, or by any Indemnified Party on the other hand. The contribution provisions contained in this paragraph shall cease to be available to an Indemnified Party and shall not apply if and to the extent that any losses, Claims, damages, expenses or liabilities are determined by a court of competent jurisdiction in a final judicial determination from which no appeal can be made to have resulted directly from the gross negligence, any fraudulent act or wilful misconduct of such Indemnified Party.

(h)	For purposes of this Agreement, reference to an Indemnified Party that is an Agent (as defined in this Agreement) shall include each of its affiliates, each other person, if any, controlling the Agent or any of its affiliates, their respective officers, current and former directors, employees and agents, and the successors and assigns of all of the foregoing persons.

(i)	The Company and the Lead Agent agree that the Lead Agent shall act as trustee on behalf of all Indemnified Parties hereunder who are not a direct signatory to this Agreement and that the Lead Agent holds the entitlements and benefits of this indemnity in trust for each such Indemnified Party.

(j)	The foregoing rights of indemnity and contribution shall be in addition to any rights that any Indemnified Party may have at common law or otherwise.

Section 16	Advertisements.

The Company acknowledges that the Agents shall have the right, subject always to Section 3(f) and Section 6 of this Agreement, at their own expense, to place such advertisement or advertisements relating to the sale of the Subscription Receipts contemplated herein as the Agents may consider desirable or appropriate and as may be permitted by applicable Laws, including Securities Laws. Each of the Company and the Agents agrees that it will not make or publish any advertisement in any media whatsoever relating to, or otherwise publicize, the transaction provided for herein so as to result in any exemption from the prospectus requirements of applicable securities legislation in any of the provinces of Canada or other jurisdictions in which the Subscription Receipts shall be offered or sold not being available (it being understood and agreed that no such advertisement or other publication or announcement shall be made in any newspaper, magazine, printed public media, printed media or similar medium, or radio, television or other telecommunication in the United States).

Section 17	Agents' Compensation; Corporate Finance Fees.

(a)	In consideration of the services to be rendered by the Agents in connection with the Offering, the Company shall pay the Agents a cash commission equal to 7.0% of the gross proceeds of the Offering (other than in respect of the gross proceeds of up to a maximum of $7,985,000 received from the sales of Subscription Receipts to identified investors agreed upon by the Company and the Lead Agent (on its own behalf and for and on behalf of the Agents) (the "President's List Purchasers"), for which the Company shall pay the Agents a cash commission equal to 3.5% of the gross proceeds from the issuance and sale of Subscription Receipts to such President's List Purchasers) (collectively, the "Cash Commission").

(b)	As additional compensation for the services to be rendered by the Agents in connection with the Offering, the Company shall issue to the Agents on Closing the Compensation Options, exercisable in whole or in part to acquire that number of Compensation Option Shares as is equal to 7.0% of the total number of Subscription Receipts issued and sold pursuant to the Offering (other than in respect of the number of Subscription Receipts issued and sold to President's List Purchasers, for which the number of Compensation Option Shares shall be equal to 3.5% of the total number of Subscription Receipts issued and sold to members of such list). Each Compensation Option will entitle the holder thereof to acquire one Compensation Option Share at a price of $1.00 per share at any time on or before the date which is 24 months following the Escrow Release Date, all pursuant to the terms and conditions of the Compensation Option Certificates, the form of which is attached hereto as Schedule "C".

(c)	On closing of the Offering, the Agents are also entitled to receive from the Company, a corporate finance fee (plus HST, if applicable) of $50,000 in cash (the "Corporate Finance Fee").

(d)	An amount equal to 50% of the Cash Commission and the Corporate Finance Fee will be paid by the Company to the Lead Agent, on behalf of the Agents, at the Closing Time and the remainder, plus any interest earned thereon, shall be payable in cash upon the satisfaction of the Escrow Release Conditions on or prior to the Escrow Release Deadline and shall be payable out of the Net Escrowed Funds.

(e)	The obligation of the Company to pay 50% of the Cash Commission, the Corporate Finance Fee and to execute and deliver the Compensation Options Certificates shall arise at the Closing Time.

Section 18	Authority of the Lead Agent.

All actions which must or may be taken by the Agents in connection with this Agreement, including any agreement, waiver, order, notice (other than a notice pursuant to Section 12 or Section 15 hereof), direction, receipt or other action to be made, given or taken by the Agents hereunder may be made, given or taken by the Lead Agent on its or its own behalf and for and on behalf of the Agents and the Company shall accept notification of any such actions from, and deliver the Subscription Receipts to be issued pursuant to the Offering to, or to the order of, the Lead Agent. The Lead Agent acknowledge that where practicable to do so it will discuss any action to be taken by it hereunder with the other Agents prior to taking such action, provided that the failure of the Lead Agent to so discuss will not detract from the right of the Company to rely on the action of the Lead Agent in accordance with the provisions of this Section 18. The rights and obligations of the Agents under this Agreement shall be joint and not solidary, nor joint and several.

Section 19	Confidentiality.

The Agents shall keep confidential all information obtained by them from the Company and Austpro in connection with the Offering. This confidentiality obligation shall not apply or extend to information now in the public domain, information which may subsequently become public, including in connection with the Business Combination, other than through breach by the Agents of their obligations hereunder, information disclosed to the Agents by third parties in respect of which such third parties are not under an obligation of confidentiality to the Company or Austpro, as applicable, or information which is required by law, rule or regulation to be disclosed. The Agents and their respective representatives, including professional consultants, shall be made aware of and be bound by this provision. Notwithstanding anything to the contrary contained in this Agreement, in connection with the Offering, nothing in this Section 19 shall (i) prevent the Agents or any of their respective affiliates from complying with all applicable disclosure laws, rules, regulations and principles in connection with the Offering, (ii) restrict the ability of the Agents to consider information for due diligence purposes or share information with other agents, dealers or other parties participating in, or providing professional advice with respect to, such Offering, (iii) prevent the Agents from retaining documents or other information in connection with their due diligence, or (iv) prevent the Agents from using any documents in investigating or defending themselves against Claims made, or threatened or which the Agents believe may be threatened by purchasers, regulatory authorities or others in connection with the Offering.

Section 20	Notices.

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement shall be in writing addressed as follows:

if to the Company, to:

DeFi Ventures Inc.

[*****]

[*****]

Attention:	Ben Samaroo, Chief Executive Officer
Email:	[*****]

with a copy to (which shall not constitute delivery):

Borden Ladner Gervais LLP

[*****]

[*****]

Attention:	Julie Bogle
Email:	[*****]

if to Austpro, to:

Austpro Energy Corporation

[*****]

[*****]

Attention:	Scott Ackerman, Chief Executive Officer
Email:	[*****]

if to the Lead Agent (on their own behalf and for and on behalf of the Agent):

PI Financial Corp.

[*****]

[*****]

[*****]

Attention:	Dan Barnholden, Managing Director & Head of Investment Banking
Email:	[*****]

Canaccord Genuity Corp.

[*****]

[*****]

[*****]

Attention:	Shoaib Ansari, Managing Director, Investment Banking
Email:	[*****]

with a copy to (which shall not constitute delivery):

Cassels Brock & Blackwell LLP

[*****]

[*****]

Attention:	Jeff Durno
Email:	[*****]

or to such other address as any of the parties may designate by notice given to the others in accordance with the above.

Each notice shall be personally delivered to the addressee or sent by email transmission to the addressee and (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by email transmission shall be deemed to be given and received, if sent at or prior to 5:00 p.m. (Vancouver time) of a Business Day, on that day, and if sent after 5:00 p.m. (Vancouver time) on a Business Day, on the first Business Day following the day on which it is sent.

Section 21	Certain Rules of Interpretation.

(a)	Currency. All references herein to dollar amounts are to lawful money of Canada, unless otherwise indicated.

(b)	Headings. The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

(c)	Singular and Plural, etc. Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

(d)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(e)	Certain Phrases and References, etc. The words "including", "includes" and "include" mean "including (or includes or include) without limitation" and "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning, means "the aggregate (or total or sum), without duplication, of". Unless stated otherwise, "Article", "Section", and "Schedule" followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term "Agreement" and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it. The term "made available" means copies of the subject materials were provided to the Agents or its representatives.

(f)	Control. A Person is considered to "control" another Person if: (a) the first Person beneficially owns, or directly or indirectly exercises control or direction over, securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation; or (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership; or (c) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person.

(g)	Capitalized Terms. All capitalized terms used in any Schedule have the meanings ascribed to them in this Agreement.

(h)	Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of the Company, it is deemed to refer to the actual knowledge of the senior officers of the Company. The Company confirms that it and such officers, as applicable, have made due and diligent inquiries of such Persons as they consider necessary as to the matters that are the subject of the representations and warranties.

(i)	Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(j)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day.

(k)	Time References. References to time are to local time, Vancouver, British Columbia.

(l)	Consent. If any provision requires approval or consent of a party and such approval or consent is not delivered within the specified time limit, the party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

Section 22	Time of the Essence.

Time shall, in all respects, be of the essence hereof.

Section 23	Entire Agreement.

This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings, including the Engagement Letter. This Agreement may be amended or modified in any respect by written instrument only.

Section 24	Severability.

The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

Section 25	Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and the parties hereto irrevocably attorn to the jurisdictions of the courts of the Province of British Columbia.

Section 26	Language.

The parties hereto have expressly requested that this Agreement and any notice or other document in connection therewith be prepared in the English language. Les parties ont demandé spécifiquement que cette convention ainsi que tous les avis et autres documents y afférents soient rédigés en anglais.

Section 27	Successors and Assigns.

The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Company, Austpro the Agents and the Purchasers and their respective executors, heirs, successors and permitted assigns; provided that, except as provided herein or in the Subscription Agreements, this Agreement shall not be assignable by any party without the written consent of the others.

Section 28	Further Assurances.

Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

Section 29	Effective Date.

This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

Section 30	Conflict.

The Company and Austpro acknowledge that the Agents and certain of their affiliates: (i) act as a trader of, and dealer in, securities both as principal and on behalf of its clients and, as such, may have had, and may in the future have, long or short positions in the securities of the Company and Austpro or related entities and, from time to time, may have executed or may execute transactions on behalf of such persons; (ii) may provide research or investment advice or portfolio management services to clients on investment matters, including the Company and Austpro; (iii) may participate in securities transactions on a proprietary basis, including transactions in the Offering or other securities of the Company or Austpro or related entities; and, (iv) nothing herein shall restrict their ability to conduct business in the ordinary course and in compliance with applicable Laws.

Section 31	Fiduciary.

The Company and Austpro hereby acknowledge that the Lead Agent is acting solely as agent in connection with the Offering and is not retained hereunder to advise the Company or Austpro as to its business, whether to consummate the Offering or as to any use of the proceeds of the Offering. The Company and Austpro further acknowledges that the Lead Agent are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm's length basis, and in no event do the parties intend that the Lead Agent shall act or be responsible as a fiduciary to the Company or Austpro, their management, shareholders or creditors or any other person in connection with any activity that the Lead Agent may undertake or have undertaken in furtherance of the Offering, either before or after the date hereof. The Lead Agent hereby expressly disclaim any fiduciary or similar obligations to the Company and Austpro, either in connection with the transactions contemplated by this Agreement, by the Definitive Agreement or any matters leading up to such transactions, and the Company hereby confirm its understanding and agreement to that effect. The Company and Austpro and the Lead Agent agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Lead Agent to the Company regarding such transactions, including any opinions or views with respect to the price or market for the Company's securities, do not constitute advice or recommendations to the Company. The Company and Austpro and the Lead Agent agree that the Lead Agent is acting as principal and not the fiduciary of the Company or Austpro and no Agent has assumed, and no Agent will assume, any advisory responsibility in favour of the Company or Austpro with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Agent has advised or is currently advising the Company or Austpro on other matters).

Section 32	Counterparts and Facsimile and Electronic Copies.

This Agreement may be executed in any number of counterparts and by facsimile or other electronic transmission, each of which so executed shall constitute an original and all of which taken together shall form one and the same agreement.

If the Company and Austpro are in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Lead Agent.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Yours very truly,

PI FINANCIAL CORP.

Per:	/s/ "Dan Barnholden"
	Name:	Dan Barnholden
	Title:	Managing Director & Head of Investment Banking

CANACCORD GENUITY CORP.

Per:	/s/ "Jamie Brown"
	Name:	Jamie Brown
	Title:	Managing Director, Head of Investment Banking – Western Canada

The foregoing is hereby accepted on the terms and conditions therein set forth.

DATED this 3rd day of June, 2021.

DEFI VENTURES INC.

Per:	/s/ "Ben Samaroo"
	Name:	Ben Samaroo
	Title:	Chief Executive Officer

AUSTPRO ENERGY CORPORATION

Per:	/s/ "Scott Ackerman"
	Name:	Scott Ackerman
	Title:	Chief Executive Officer

SCHEDULE "A"

COMPLIANCE WITH U.S. SECURITIES LAWS

Capitalized terms used herein and not defined herein shall have the meaning ascribed thereto in the Agency Agreement to which this schedule is annexed and the following terms shall have the meanings indicated:

"affiliate" means an "affiliate" within the meaning of Rule 405 under the U.S. Securities Act.

"Directed Selling Efforts" means "directed selling efforts" as that term is defined in Rule 902(c) of Regulation S.

"Disqualification Event" means any of the "Bad Actor" disqualifications described in Rule 506(d)(1)(i) to (viii) of Regulation D.

"FINRA" means the Financial Industry Regulatory Authority, Inc.

"Foreign Private Issuer" means a "foreign private issuer" as that term is defined in Rule 405 under the U.S. Securities Act.

"General Solicitation" and "General Advertising" means "general solicitation" and "general advertising", respectively, as used in Rule 502(c) of Regulation D, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or the internet or broadcast over television, radio or the internet, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

"Offshore Transaction" means "offshore transaction" as that term is defined in Rule 902(h) of Regulation S.

"Qualified Institutional Buyer" means a "qualified institutional buyer" as that term is defined in Rule 144A under the U.S. Securities Act that is also a U.S. Accredited Investor.

"Regulation D" means Regulation D adopted by the SEC under the U.S. Securities Act.

"Regulation M" means Regulation M adopted by the SEC under the U.S. Exchange Act.

"Regulation S" means Regulation S adopted by the SEC under the U.S. Securities Act.

"SEC" means United States Securities and Exchange Commission.

"Securities" means the Subscription Receipts, the Underlying Shares and any Resulting Issuer Shares issued upon completion of the Business Combination.

"Substantial U.S. Market Interest" means "substantial U.S. market interest" as that term is defined in Rule 902(j) of Regulation S.

"U.S. Accredited Investor" means an "accredited investor" that satisfies one or more of the criteria set forth in Rule 501(a) of Regulation D.

"U.S. Affiliates" means United States registered broker-dealer affiliates of the Agents.

"U.S. Purchaser" means an original purchaser of the Subscription Receipts in the Offering that (a) is in the United States, (b) is purchasing such Subscription Receipts on behalf of, or for the account or benefit of any person in the United States, (c) receives or received an offer to acquire such Subscription Receipts while in the United States, or (d) was in the United States at the time such person's buy order was originated.

A.	Representations, Warranties and Covenants of the Agents

Each Agent represents and warrants and covenants, and will cause its U.S. Affiliate to comply with such representations, warranties and covenants, to and with the Company, as at the date hereof and as at the Closing Date, that:

1.	it acknowledges, on behalf of itself and the U.S. Affiliate, that the Securities have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws, and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. The Subscription Receipts may be offered and sold in the United States only pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506(b) of Regulation D and similar exemptions under applicable U.S. state securities laws, and the Subscription Receipts may be offered and sold outside the United States only in accordance with Rule 903 of Regulation S. Accordingly, neither the Agent, nor the U.S. Affiliate, nor any persons acting on any of their behalf: (i) have engaged or will engage in any Directed Selling Efforts; or (ii) except as permitted by this Schedule "A", have made or will make (x) any offers to sell or any solicitations or offers to buy Subscription Receipts to persons in the United States or (y) any sale of Subscription Receipts unless at the time the purchaser made its buy order therefor, the Agent, the U.S. Affiliate or other person acting on any of their behalf reasonably believed that such U.S. Purchaser was outside the United States;
2.	it has not entered and will not enter into any contractual arrangement with respect to the offer and sale of the Subscription Receipts, except with its U.S. Affiliate, a Selling Firm or otherwise with the prior written consent of the Company. The Agent shall cause its U.S. Affiliate and any Selling Firm appointed by it to agree, for the benefit of the Company, to comply with, and shall ensure that the U.S. Affiliate and such Selling Firm complies with, the same provisions of this Schedule "A" as apply to the Agent;
3.	all offers and sales of Subscription Receipts in the United States made by the Agent have been and shall be made solely through the U.S. Affiliate, which is, and on the dates of such offers and sales was and will be, duly registered as a broker or dealer under Section 15(b) of the U.S. Exchange Act and under the securities laws of all states in which such offer or sale was made (unless exempt from such states' broker-dealer registration requirements) and a member of, and in good standing with, FINRA, in accordance with all applicable United States federal and state securities laws and regulations, including those governing the registration and conduct of brokers and dealers;
4.	each offeree in the United States has been provided with a copy of the same information regarding the Company and the Offering as has been provided by the Agents to offerees and Purchasers of Subscription Receipts in Canada. Each person offered Subscription Receipts in the United States by the Agent through the U.S. Affiliate has been or shall be provided with a copy of the Corporate Presentation and the Subscription Agreement, and no other written material has been used by the Agent or the U.S. Affiliate (without the prior written consent of the Company);

5.	any offer, sale or solicitation of an offer to buy Subscription Receipts that has been made or will be made (i) in the United States, was or will be made only to persons the Agent and the U.S. Affiliate reasonably believe to be Qualified Institutional Buyers or U.S. Accredited Investors in transactions that are exempt from the registration requirements of the U.S. Securities Act pursuant to Rule 506(b) of Regulation D and similar exemptions under applicable state securities laws, and (ii) outside the United States in transactions that are exempt from registration pursuant to Rule 903 of Regulation S;
6.	all offerees of Subscription Receipts solicited by the Agent through the U.S. Affiliate in the United States and all U.S. Purchasers solicited by the Agent through the U.S. Affiliate shall be informed that the Subscription Receipts have not been and will not be registered under the U.S. Securities Act and the Subscription Receipts are being offered and sold to such persons in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506(b) of Regulation D and similar exemptions under applicable U.S. state securities laws
7.	none of the Agent, its affiliates (including its U.S. Affiliate) or any person acting on any of their behalf, have engaged in or will engage in any form of General Solicitation or General Advertising in connection with the offer and sale of the Subscription Receipts in the United States or have otherwise engaged or will engage in any conduct involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act in connection with the offer and sale of the Subscription Receipts in the United States;
8.	immediately prior to offering the Subscription Receipts in the United States, the Agent and the U.S. Affiliate had or will have reasonable grounds to believe and did or will believe that such offeree is or was a Qualified Institutional Buyer or a U.S. Accredited Investor, as applicable, and at the Closing Time, the Agent and the U.S. Affiliate shall have reasonable grounds to believe and shall believe that each U.S. Purchaser is a Qualified Institutional Buyer or a U.S. Accredited Investor, as applicable;
9.	prior to the completion of any sale of the Subscription Receipts to a U.S. Purchaser, each such U.S. Purchaser will be required by the Agent, acting through the U.S. Affiliate, to execute and deliver a Subscription Agreement in the appropriate form, including a U.S. Accredited Investor Certificate in the form set forth as Schedule "B" to the Subscription Agreement for U.S. Purchasers for U.S. Accredited Investors, or a Qualified Institutional Buyer Letter in the form set forth as Schedule "C" to the Subscription Agreement for U.S. Purchasers for Qualified Institutional Buyers;
10.	at the Closing Time, the Agent, together with the U.S. Affiliate, will provide a certificate, substantially in the form of Exhibit I to this Schedule "A", relating to the manner of the offer and sale of the Subscription Receipts in the United States or will be deemed to have represented that they did not offer or sell Subscription Receipts in the United States;
11.	none of it, its U.S. Affiliate or any person acting on any of their behalf will: (i) take an action that would cause the exemption provided by Section 3(a)(9) of the U.S. Securities Act to be unavailable for the exchange of Subscription Receipts for Underlying Shares; or (ii) receive any commission or remuneration, directly or indirectly, for soliciting the exchange of Subscription Receipts for Underlying Shares;
12.	none of the Agent, the U.S. Affiliate, or any person acting on any of their behalf has engaged or will engage in any violation of Regulation M in connection with the Offering;

13.	it acknowledges that the Compensation Options and the Compensation Option Shares (together, the "Compensation Securities") have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States. In connection with the issuance of the Compensation Securities, the Agent represents, warrants, and covenants that it is acquiring or will acquire the Compensation Securities as principal for its own account and not for the benefit of any other person. The Agent represents, warrants, and covenants that (i) it is not a U.S. Person and is not acquiring and will not acquire the Compensation Securities in the United States, or on behalf of a U .S. Person or a person located in the United States; and (ii) this Agreement was executed and delivered outside the United States. The Agent acknowledges and agrees that the Compensation Options may not be exercised in the United States or by or on behalf or for the benefit of a U.S. Person or a person in the United States, unless such exercise is not subject to, or is exempt from, registration under the U.S. Securities Act and applicable U.S. state securities laws. The Agent agrees that it will not engage in any Directed Selling Efforts with respect to any Compensation Securities, and will not offer or sell any Compensation Securities in the United States except in compliance with an exemption from the registration requirements of the U.S. Securities Act and all applicable U.S. state securities laws;
14.	with respect to Subscription Receipts to be offered and sold hereunder in reliance on Rule 506(b) of Regulation D (the "Regulation D Securities"), the Agent represents that none of (i) the Agent or the U.S. Affiliate, (ii) the Agent or the U.S. Affiliate's general partners or managing members, (iii) any of the Agent's or the U.S. Affiliate's directors, executive officers or other officers participating in the offering of the Regulation D Securities, (iv) any of the Agent's or the U.S. Affiliate's general partners' or managing members' directors, executive officers or other officers participating in the offering of the Regulation D Securities or (v) any other person associated with any of the above persons that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of Regulation D Securities (each, a "Dealer Covered Person" and, collectively, the "Dealer Covered Persons"), is subject to any Disqualification Event except for a Disqualification Event (i) covered by Rule 506(d)(2) of Regulation D and (ii) a description of which has been furnished in writing to the Company prior to the date hereof;
15.	it is not aware of any person (other than any Dealer Covered Person, the other Agents and their Dealer Covered Persons) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Regulation D Securities. It will notify the Company, prior to the Closing Date, of any agreement entered into between it and such person in connection with such sale;
16.	it will notify the Corporation in writing, prior to the Closing Date of (a) any Disqualification Event relating to any Dealer Covered Person not previously disclosed to the Company hereunder, and (b) any event that would, with the passage of time, become a Disqualification Event relating to any Dealer Covered Person; and
17.	it understands that all Subscription Receipts sold to purchasers in the Offering that are U .S. Accredited Investors (but not Qualified Institutional Buyers), as well as all Underlying Shares issuable pursuant thereto, will be issued in definitive physical form and will bear a restrictive legend substantially in the form set forth in Schedule "B" to the Subscription Agreement for U.S. Purchasers.

B.	Representations, Warranties and Covenants of the Company

The Company represents, warrants, covenants and agrees to and with the Agents that as of the date hereof and the Closing Date:

1.	(a) as of the Closing Date, the Company will be a Foreign Private Issuer and, as of the date hereof, the Company reasonably believed that at the commencement of the Offering there was, and reasonably believes that there is and will be on the Closing Date, no Substantial U.S. Market Interest in the Subscription Receipts or the DeFi Shares, as applicable; (b) the Company is not, and following the application of the proceeds of the sale of the Subscription Receipts contemplated hereby will not be, registered or required to be registered as an "investment company" under the United States Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder; (c) none of the Company, its affiliates or any person acting on any of their respective behalf (other than the Agents, their affiliates (including the U.S. Affiliates) and any person acting on any of their behalf, as to which the Company makes no representation, warranty, covenant or agreement) has engaged or will engage in any form of General Solicitation or General Advertising or has acted or will act in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act; (d) in connection with offers and sales of the Subscription Receipts outside the United States, the Company, its affiliates and any person acting on any of their behalf (other than the Agents, their affiliates (including the U.S. Affiliates) and any person acting on any of their behalf, as to which the Company makes no representation, warranty, covenant or agreement) have complied and will comply with the requirements for an Offshore Transaction; and (e) except with respect to sales of Subscription Receipts to U.S. Purchasers solicited by the Agents through the U.S. Affiliates in accordance with this Schedule "A", none of the Company, any of its affiliates, or any person acting on any of their behalf (other than the Agents, their affiliates (including the U.S. Affiliates), and any person acting on any of their behalf, as to which the Company makes no representation, warranty, covenant or agreement) has made or will make any offer to sell, any solicitation of an offer to buy, or any sale of Subscription Receipts in the United States;

2.	none of the Company, its affiliates or any person acting on any of their behalf (other than the Agents, their affiliates (including the U.S. Affiliates) and any person acting on any of their behalf, as to which the Company makes no representation, warranty, covenant or agreement) has engaged or will engage in any Directed Selling Efforts with respect to the Subscription Receipts or Underlying Shares, or has taken or will take any action that would cause the exemption from the registration requirements of the U.S. Securities Act afforded by Rule 506(b) of Regulation D, or the exclusion from such registration requirements afforded by Rule 903 of Regulation S, to be unavailable for offers and sales of the Subscription Receipts pursuant to the Agency Agreement, including this Schedule "A";

3.	the Company has not and will not, for the period beginning six months prior to the commencement of the Offering of the Subscription Receipts, during the Offering, and ending six-months after the Closing Time, offered or sold, or solicited any offer to buy, any securities of the Company in a manner that would (i) be integrated with the offer and sale of the Subscription Receipts or Underlying Shares and (ii) reasonably be expected to cause the exemption from the registration requirements of the U.S. Securities Act afforded by Rule 506(b) of Regulation D and Section 3(a)(9) of the U.S. Securities Act, or the exclusion from such registration requirements afforded by Rule 903 of Regulation S, to become unavailable with respect to the offer and sale of the Subscription Receipts and Underlying Shares pursuant to the Agency Agreement to which this Schedule "A" is attached;

4.	none of the Company, its affiliates or any person on behalf of any of them (other than the Agents, their affiliates (including the U.S. Affiliates) and any person acting on any of their behalf, as to which the Company makes no representation, warranty, covenant or agreement) has engaged or will engage in any violation of Regulation M in connection with the Offering;
5.	the Company will, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or applicable state securities laws, including but not limited to the filing of a notice on Form D with the SEC;
6.	none of the Company or any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D;
7.	none of the Company or any of its predecessors has had the registration of a class of securities under the U.S. Exchange Act revoked by the SEC pursuant to Section 12(j) of the U.S. Exchange Act and any rules or regulations promulgated thereunder
8.	none of the Company, its affiliates or any person acting on any of their behalf (other than the Agents, their affiliates (including the U.S. Affiliates) and any person acting on any of their behalf, as to which no representation, warranty, covenant or agreement is made) will( i) take an action that would cause the exemption provided by Section 3(a)(9) of the U.S. Securities Act to be unavailable for the exchange of Subscription Receipts for Underlying Shares, and (ii) pay or give any commission or other remuneration, directly or indirectly, for soliciting the exchange of Subscription Receipts for Underlying Shares; and
9.	9. with respect to Regulation D Securities, none of the Company, any of its predecessors, any director, executive officer, or other officer of the Company participating in the offering, any beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the U.S. Securities Act but excluding the Agents, their U.S. Affiliates and their respective affiliates or any person acting on its or their behalf, as to whom the Company makes no representation, warranty, acknowledgement, covenant or agreement) connected with the Company in any capacity at the time of sale (each, an "Issuer Covered Person" and, together, "Issuer Covered Persons") is subject to a Disqualification Event, except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3) of Regulation D. The Company has exercised reasonable care to determine: (i) the identity of each person that is an Issuer Covered Person; and (ii) whether any Issuer Covered Person is subject to a Disqualification Event. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 506(e) of Regulation D, and has furnished to the Agents a copy of any disclosures provided thereunder. The Company has not paid and will not pay, nor is it aware of any person that has paid or will pay, directly or indirectly, any remuneration to any person (other than the Dealer Covered Persons) for solicitation of purchasers of the Subscription Receipts.

EXHIBIT I to SCHEDULE "A"

AGENT'S CERTIFICATE

In connection with the offer and sale of subscription receipts (the "Subscription Receipts") of DeFi Ventures Inc. (the "Company"), pursuant to the agency agreement dated June 3, 2021 among (collectively, the "Agents" and each, an "Agent"), the Company and Austpro Energy Corporation (the "Agency Agreement"), the undersigned (the "U.S. Affiliate"), does hereby certify that:

1.	the U.S. Affiliate is on the date hereof, and was at the time of each offer and sale of Subscription Receipts made by it, a duly registered broker or dealer under Section 15(b) of the U.S. Exchange Act and under the laws of all applicable states of the United States (unless exempt from such states' broker-dealer registration requirements) and was at such times and is on the date hereof a member of, and in good standing with, FINRA, and all offers and sales of the Subscription Receipts in the United States have been effected by the U.S. Affiliate in accordance with all applicable United States federal and state securities laws and regulations, including those governing the registration and conduct of brokers and dealers;
2.	we provided each offeree and each U.S. Purchaser with the same information about the Company and the Offering as has been provided by us to offerees and Purchasers of Subscription Receipts in Canada; each person offered Subscription Receipts in the United States by us has been or shall be provided with a copy of the Corporate Presentation and the Subscription Agreement, and no other written material has been used by us;
3.	immediately prior to our making any offer to an offeree in the United States, we had a pre- existing relationship with and reasonable grounds to believe and did believe that each such offeree was a Qualified Institutional Buyer or a U.S. Accredited Investor, as applicable, and we continue to believe on the date hereof that each U.S. Purchaser is a Qualified Institutional Buyer or a U.S. Accredited Investor, as applicable;
4.	no form of General Solicitation or General Advertising was used by us in connection with the offer or sale of the Subscription Receipts in the United States;
5.	we made no Directed Selling Efforts with respect to the Subscription Receipts or the Underlying Shares
6.	prior to any sale of Subscription Receipts to a U.S. Purchaser, we caused each such U.S. Purchaser to sign a Subscription Agreement in the appropriate form, including a U.S. Accredited Investor Certificate in the form set forth as Schedule "B" to the Subscription Agreement for U.S. Purchasers for U.S. Accredited Investors, or a Qualified Institutional Buyer Letter in the form set forth as Schedule "C" to the Subscription Agreement for U.S. Purchasers for Qualified Institutional Buyers;
7.	neither we, nor any of our affiliates, nor any person acting on our or their behalf have taken or will take, directly or indirectly, any action in violation of Regulation M in connection with the Offering;
8.	none of (i) the undersigned, (ii) the undersigned's general partners or managing members, (iii) any of the undersigned's directors, executive officers or other officers participating in the offering of the Regulation D Securities, (iv) any of the undersigned's general partners' or managing members' directors, executive officers or other officers participating in the offering of the Regulation D Securities or (v) any other person associated with any of the above persons that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with sale of Regulation D Securities (each, a "Dealer Covered Person"), is subject to disqualification under Rule 506(d) of Regulation D;

9.	we represent that we not aware of any person (other than any Dealer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Regulation D Securities;
10.	neither us nor any of our affiliates will solicit the exchange of the Subscription Receipts for the Underlying Shares and will not pay, give or receive any commission or other remuneration, directly or indirectly, for soliciting the exchange of the Subscription Receipts for the Underlying Shares in reliance upon Section 3(a)(9) of the U.S. Securities Act; and
11.	the offering of the Subscription Receipts in the United States by us has been conducted in accordance with the terms of the Agency Agreement, including Schedule "A" thereto.

Terms used in this certificate have the meanings given to them in the Agency Agreement, including Schedule "A" thereto, unless otherwise defined herein.

Dated: this                   day of                      , 2021.

	[NAME OF AGENT]		[NAME OF U.S. AFFILIATE]

By:		By:
	Name:		Name:
	Title:		Title:

SCHEDULE "B"

CAPITALIZATION

(see attached)

Type of security	Number outstanding
Common shares	36,059,998
Options	1,160,000

SCHEDULE "C"

FORM OF COMPENSATION OPTION CERTIFICATE

WARRANT CERTIFICATE

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE THE DATE WHICH IS FOUR MONTHS AND A DAY AFTER THE LATER OF (I) JUNE 3, 2021 AND (II) THE DATE THE ISSUER BECAME A REPORTING ISSUER IN ANY PROVINCE OR TERRITORY OF CANADA.

EXERCISABLE ONLY PRIOR TO 5:00 P.M. (VANCOUVER TIME) ON THE EXPIRY DATE, AFTER WHICH TIME THESE WARRANTS SHALL BE NULL AND VOID.

2021-[●] WARRANTS TO PURCHASE COMMON SHARES

OF

DEFI VENTURES INC.

(subsisting under the laws of British Columbia)

Certificate Number 2021-[●]	Number of warrants represented by this certificate – [●]

THIS CERTIFIES THAT, for value received, [●] (the “Holder”) is entitled, at any time prior to the Expiry Time, to purchase for $1.00 (the “Exercise Price”) one common share (a “Common Share”) in the capital stock of the DeFi Ventures Inc. (the “Company”), for each warrant evidenced hereby (each a “Warrant”), subject to adjustment as set out herein, by surrendering to the Company at its principal office at 1200 Waterfront Center, 200 Burrard Street Vancouver, British Columbia V7X 1T2, this Warrant, together with a Subscription Form (as defined herein), duly completed and executed, and cash or a certified cheque, money order or bank draft in lawful money of Canada payable to or to the order of the Company for the amount equal to the Exercise Price multiplied by the number of Common Shares subscribed for, on and subject to the terms and conditions set forth below.

Nothing contained herein shall confer any right upon the Holder to subscribe for or purchase any Common Shares at any time after the Expiry Time, and from and after the Expiry Time (as defined herein) these Warrants and all rights hereunder shall be void and of no value.

1.	Definitions

In this Warrant, including the preamble, unless there is something in the subject matter or context inconsistent therewith, the following expressions shall have the following meanings, namely:

(a)	“Announced Business Combination” means the proposed transaction pursuant to which Austpro and the Company will effect a business combination that will result in a reverse takeover of Austpro by the securityholders of the Company;

(b)	“Austpro” means Austpro Energy Corporation upon completion of the Announced Business Combination and the approval by the NEO of the listing of the post- consolidated common share in the capital stock of Austpro on the Exchange, to be known as “Wonder Digital Inc.”, or such other name as may be agreed to by the Company and Austpro and accepted by the relevant regulatory authorities;

(c)	“Business Day” means a day other than a Saturday, Sunday or any other day on which the principal chartered banks located in Vancouver, British Columbia or Toronto, Ontario are not open for business;

(d)	“Common Shares” means the common shares of the Company, as the same may be reorganized, reclassified or re-designated pursuant to any of the events set out in Section 11 or 13 hereof;

(e)	“Company” means DeFi Ventures Inc. and its lawful successors from time to time;

(f)	“Current Market Price” means at any date, means the weighted average of the sale prices per Common Share at which the Common Shares have traded on the NEO, or, if the Common Shares in respect of which a determination of current market price is being made are not listed thereon, on such stock exchange on which such shares are listed as may be selected for such purpose by the directors, or, if the Common Shares are not listed on any stock exchange, then on the over-the- counter market, for any 20 consecutive trading days selected by the Company commencing not later than 30 trading days and ending no later than 5 trading days before such date; provided, however, if such Common Shares are not traded during such 30 day period for at least 20 consecutive trading days, the simple average of the following prices established for each of 20 consecutive trading days selected by the Company commencing not later than 30 trading days and ending no later than 5 trading days before such date:

(i)	the average of the bid and ask prices for each day on which there was no trading, and

(ii)	the closing price of the Common Shares for each day that there was trading,

or in the event that at any date the Common Shares are not listed on any exchange or on the over-the-counter market, the current market price shall be as determined by the directors or such firm of independent chartered accountants as may be selected by the directors acting reasonably and in good faith in their sole discretion; for these purposes, the weighted average price for any period shall be determined by dividing the aggregate sale prices during such period by the total number of Common Shares sold during such period;

(g)	“Equity Shares” means the Common Shares and any shares of any other class or series of the Company which may from time to time be authorized for issue if by their terms such shares confer on the holders hereof the right to participate in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding up of the Company beyond a fixed sum or a fixed sum plus accrued dividends;

(h)	“Exercise Price” means $1.00 in Canadian funds per Common Share, unless such price shall have been adjusted in accordance with the provisions of Section 11, in which case it shall mean the adjusted price in effect at such time;

(i)	“Expiry Date” means the date that is 24 months following the date hereof, provided that in the event that the Announced Business Combination is completed, the Expiry Date shall mean 24 months from the closing of such Announced Business Combination;

(j)	“Expiry Time” means 5:00 p.m. (Vancouver time) on the Expiry Date;

(k)	“Holder” means the registered holder of this Warrant;

(l)	“NEO” means the NEO Exchange, or such other North American stock exchange that the Common Shares, or any common shares of a successor corporation (as defined in Section 13 hereof) to which this Warrant becomes exercisable into in accordance with Section 13, are listed;

(m)	“person” means an individual, corporation, partnership, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, or other legal representative, or any group or combination thereof;

(n)	“Subscription Form” means the form of subscription annexed hereto as Schedule “A”;

(o)	“this Warrant”, “Warrant”, “herein”, “hereby”, “hereof”, “hereto”, “hereunder” and similar expressions mean or refer to the warrants represented by this warrant certificate and any deed or instrument supplemental or ancillary thereto and any schedules hereto or thereto and not to any particular article, section, subsection, clause, subclause or other portion hereof;

(p)	“Transfer Form” means the form of transfer annexed hereto as Schedule “B”;

(q)	“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(r)	“U.S. Person” means “U.S. person” as that term is defined in Regulation S under the U.S. Securities Act; and

(s)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

2.	Expiry Time

After the Expiry Time, all rights under any Warrants evidenced hereby, in respect of which the right of subscription and purchase herein provided for shall not theretofore have been exercised, shall wholly cease and terminate and such Warrants shall be void and of no value or effect.

3.	Exercise Procedure

The Holder may exercise the right of purchase herein provided for by surrendering or delivering to the Company prior to the Expiry Time at its principal office:

(a)	this Warrant, with the Subscription Form duly completed and executed by the Holder or its legal representative or attorney, duly appointed by an instrument in writing in form and manner satisfactory to the Company, and

(b)	cash or a certified cheque, money order or bank draft payable to or to the order of the Company in lawful money of Canada in an amount equal to the Exercise Price multiplied by the number of Common Shares for which subscription is being made.

Any Warrant and cash, certified cheque, money order or bank draft referred to in the foregoing clauses (a) and (b) shall be deemed to be surrendered only upon delivery thereof to the Company at its principal office in the manner provided in Section 26.

This Warrant is exchangeable, upon the surrender hereof by the Holder, for new certificates of like tenor representing, in the aggregate, warrants entailing the right to subscribe for the same number of Common Shares which may be subscribed for hereunder.

This Warrant and the Common Shares issuable upon exercise of this Warrant have not been and will not be registered under the U.S. Securities Act or under state securities laws of any state in the United States. Accordingly, this Warrant may not be transferred to, or be exercised by or on behalf of, a person in the United States or a U.S. Person, unless an exemption from registration is available under the U.S. Securities Act and applicable state securities laws and the Holder has furnished an opinion of counsel of recognized standing or other evidence in form and substance satisfactory to the Company to such effect, and if the Warrants are so exercised, the certificates representing the Common Shares shall bear the appropriate legends as determined by legal counsel for the Company.

4.	Entitlement to Certificate

Upon delivery of this certificate and payment of the Exercise Price as set out in Section 3, the Company shall cause to be issued to the Holder the Common Shares subscribed for not exceeding those which the Holder is entitled to purchase pursuant to this Warrant and the Holder shall become a shareholder of the Company in respect of such Common Shares with effect from the date of such delivery and payment and shall be entitled to delivery of a certificate or certificates evidencing such Common Shares and the Company shall cause such certificate or certificates to be mailed to the Holder at the address or addresses specified in such subscription within three (3) Business Days of such delivery and payment. The certificate representing any such Common Shares issued upon exercise hereof shall be impressed with any applicable securities laws hold period legends, as necessary.

5.	Register of Holders and Transfer of Warrants

The Company shall cause a register to be kept in which shall be entered the names and addresses of all holders of the Warrants and the number of Warrants held by them (the “Register”). The Warrants are non-transferrable, except with the prior consent of the Company (not to be unreasonably withheld) to a wholly-owned subsidiary or to an entity of which the Holder is a wholly-owned subsidiary (unless otherwise consented to by the Company in writing) by executing the Transfer Form attached hereto and delivering it and this certificate to the Company at its principal office in the manner provided for in Section 25. The Company shall issue and mail as soon as practicable, and in any event within three (3) Business Days of such delivery, a new certificate registered in the name of the transferee or as the transferee may direct and shall take all other necessary actions to effect the transfer as directed in the Transfer Form. The Company may treat the registered holder of any Warrant certificate as the absolute owner of the Warrants represented thereby for all purposes, and the Company shall not be affected by any notice or knowledge to the contrary except where the Company is required to take notice by statute or by order of a court of competent jurisdiction.

6.	Partial Exercise

The Holder may subscribe for and purchase a number of Common Shares less than the number the Holder is entitled to purchase pursuant to this Warrant. In the event of any such subscription and purchase prior to the Expiry Time, the Holder shall in addition be entitled to receive, without charge, a new certificate in respect of the balance of the Warrants represented by this certificate and which were then not exercised.

7.	No Fractional Shares

Notwithstanding any adjustments provided for in Section 11 or otherwise, the Company shall not be required upon the exercise of any Warrants, to issue fractional Common Shares in satisfaction of its obligations hereunder. Where a fractional Common Share would, but for this Section 7, have been issued upon exercise of a Warrant, no cash or other consideration shall be issued to the Holder in respect thereof, and such fraction shall be rounded down to the closest whole number of Common Shares.

8.	Not a Shareholder Until Exercise and Issuance of a Share Certificate

Nothing in this certificate or in the holding of the Warrants evidenced hereby shall be construed as conferring upon the Holder any right or interest whatsoever as a shareholder of the Company except as expressly provided in this Warrant Certificate.

9.	No Obligation to Purchase

Nothing herein contained or done pursuant hereto shall obligate the Holder to purchase or pay for or the Company to issue any securities except those Common Shares in respect of which the Holder shall have exercised its right to purchase hereunder in the manner provided herein.

10.	Covenants

(a)	The Company covenants and agrees that:

(i)	so long as any Warrants evidenced hereby remain outstanding, it shall reserve and there shall remain unissued out of its authorized capital a sufficient number of Common Shares to satisfy the right of purchase herein provided for should the Holder determine to exercise its rights in respect of all the Common Shares for the time being called for by such outstanding Warrants; and

(ii)	all Common Shares which shall be issued upon the exercise of the right to purchase herein provided for, upon payment therefor of the amount at which such Common Shares may at the time be purchased pursuant to the provisions hereof, shall be issued as fully paid and non-assessable Common Shares and the holders thereof shall not be liable to the Company or to its creditors in respect thereof.

(b)	The Company shall use all commercially reasonable efforts to preserve and maintain its corporate existence.

(c)	It will at all times, so long as any of the Warrants evidenced by this certificate remain outstanding, not take any action which would have the effect of preventing the Holder from converting or exercising the Warrants or receiving any of the Common Shares upon such conversion or exercise, in each case subject to the terms and conditions hereof and will do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered, all other acts, deeds and assurances in law as may be reasonably required for the better accomplishing and effecting of the intentions and provisions of this certificate.

11.	Adjustment to Exercise Price

The Exercise Price in effect at any time is subject to adjustment from time to time in the events and in the manner provided as follows:

(a)	If and whenever at any time after the date hereof the Company:

(i)	issues Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all the holders of the Common Shares as a stock dividend; or

(ii)	makes a distribution on its outstanding Common Shares payable in Common Shares or securities exchangeable for or convertible into Common Shares; or

(iii)	subdivides its outstanding Common Shares into a greater number of shares; or

(iv)	consolidates its outstanding Common Shares into a smaller number of shares;

(any of such events being called a “Common Share Reorganization”), then the Exercise Price will be adjusted effective immediately after the effective date or record date for the happening of a Common Share Reorganization, as the case may be, at which the holders of Common Shares are determined for the purpose of the Common Share Reorganization by multiplying the Exercise Price in effect immediately prior to such effective date or record date by a fraction, the numerator of which is the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization and the denominator of which is the number of Common Shares outstanding immediately after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had all such securities been exchanged for or converted into Common Shares on such effective date or record date).

(b)	If and whenever at any time after the date hereof the Company fixes a record date for the issue of rights, options or warrants to the holders of all or substantially all of its outstanding Common Shares under which such holders are entitled to subscribe for or purchase Common Shares or securities exchangeable for or convertible into Common Shares, where:

(i)	the right to subscribe for or purchase Common Shares, or the right to exchange securities for or convert securities into Common Shares, expires not more than 45 days after the date of such record date (the period from the record date to the date of expiry being herein in this Section 11 called the “Rights Period”), and

(ii)	the cost per Common Share during the Rights Period (inclusive of any cost of acquisition of securities exchangeable for or convertible into Common Shares in addition to any direct cost of Common Shares) (herein in this Section 11 called the “Per Share Cost”) is less than 95% of the Current Market Price of the Common Shares on the record date,

(any of such events being called a “Rights Offering”), then the Exercise Price will be adjusted effective immediately after the end of the Rights Period to a price determined by multiplying the Exercise Price in effect immediately prior to the end of the Rights Period by a fraction:

(A)	the numerator of which is the aggregate of:

(1)	the number of Common Shares outstanding as of the record date for the Rights Offering; and

(2)	a number determined by dividing the product of the Per Share Cost and:

(I)	where the event giving rise to the application of this subsection 11(b) was the issue of rights, options or warrants to the holders of Common Shares under which such holders are entitled to subscribe for or purchase additional Common Shares, the number of Common Shares so subscribed for or purchased during the Rights Period, or

(II)	where the event giving rise to the application of this subsection 11(b) was the issue of rights, options or warrants to the holders of Common Shares under which such holders are entitled to subscribe for or purchase securities exchangeable for or convertible into Common Shares, the number of Common Shares for which those securities so subscribed for or purchased during the Rights Period could have been exchanged or into which they could have been converted during the Rights Period, by the Current Market Price of the Common Shares as of the record date for the Rights Offering; and

(B)	the denominator of which is:

(1)	in the case described in subparagraph 11(b)(A)(2)(I), the number of Common Shares outstanding, or

(2)	in the case described in subparagraph 11(b)(A)(2)(II), the number of Common Shares that would be outstanding if all the Common Shares described in subparagraph 11(b)(A)(2)(II) had been issued,

as at the end of the Rights Period.

Any Common Shares owned by or held for the account of the Company or any subsidiary or affiliate (as defined in the Securities Act (British Columbia)) of the Company will be deemed not to be outstanding for the purpose of any such computation.

If by the terms of the rights, options or warrants referred to in this Section 11, there is more than one purchase, conversion or exchange price per Common Share, the aggregate price of the total number of additional Common Shares offered for subscription or purchase, or the aggregate conversion or exchange price of the convertible securities so offered, will be calculated for purposes of the adjustment on the basis of:

(I)	the lowest purchase, conversion or exchange price per Common Share, as the case may be, if such price is applicable to all Common Shares which are subject to the rights, options or warrants, and

(II)	the average purchase, conversion or exchange price per Common Share, as the case may be, if the applicable price is determined by reference to the number of Common Shares acquired.

To the extent that any adjustment in the Exercise Price occurs pursuant to this Section 11 as a result of the fixing by the Company of a record date for the distribution of rights, options or warrants referred to in this Section 11, the Exercise Price will be readjusted immediately after the expiration of any relevant exchange, conversion or exercise right to the Exercise Price which would then be in effect based upon the number of Common Shares actually issued and remaining issuable after such expiration, and will be further readjusted in such manner upon expiration of any further such right.

If the Holder has exercised this Warrant in accordance herewith during the period beginning immediately after the record date for a Rights Offering and ending on the last day of the Rights Period therefor (the “Entitlement Period”), the Holder will, in addition to the Common Shares to which it is otherwise entitled upon such exercise, be entitled to that number of additional Common Shares equal to the result obtained when (A) the Exercise Price in effect immediately prior to the end of such Rights Offering pursuant to this subsection is multiplied by the number of Common Shares received upon the exercise of this Warrant during such period, (B) the resulting product is divided by the Exercise Price as adjusted for such Rights Offering pursuant to this subsection, and (C) the number of Common Shares acquired by the Holder during the Entitlement Period in accordance with the terms hereof is subtracted from the resulting divided product; provided that the provisions of Section 7 will be applicable to any fractional interest in a Common Share to which such Holder might otherwise be entitled. Such additional Common Shares will be deemed to have been issued to the Holder immediately following the end of the Rights Period and a certificate for such additional Common Shares will be delivered to such Holder within ten (10) Business Days following the end of the Rights Period.

(c)	If and whenever at any time after the date hereof the Company fixes a record date for the issue or the distribution to the holders of all or substantially all of its Common Shares of:

(i)	shares of the Company of any class other than Common Shares;

(ii)	rights, options or warrants to acquire shares or securities exchangeable for or convertible into shares or property or other assets of the Company;

(iii)	evidence of indebtedness; or

(iv)	any other property or assets, including cash,

and if such issuance or distribution does not constitute (A) a Common Share Reorganization, (B) a Rights Offering, or (C) a dividend paid in the ordinary course (any of such non-excluded events being called a “Special Distribution”), the Exercise Price will be adjusted effective immediately after such record date to a price determined by multiplying the Exercise Price in effect on such record date by a fraction:

(A)	the numerator of which is:

(1)	the product of the number of Common Shares outstanding on such record date and the Current Market Price of the Common Shares on such record date; less

(2)	the aggregate fair market value (as determined by action by the directors of the Company, subject, however, to the prior written consent of the NEO or such other stock exchange upon which the Common Shares may be listed, if any, where required) to the holders of the Common Shares of such securities or property or other assets so issued or distributed in the Special Distribution; and

(B)	the denominator of which is the number of Common Shares outstanding on such record date multiplied by the Current Market Price of the Common Shares on such record date.

Any Common Shares owned by or held for the account of the Company or any subsidiary or affiliate (as defined in the Securities Act (British Columbia)) of the Company will be deemed not to be outstanding for the purpose of any such computation.

(d)	Other than in connection with the Announced Business Combination, if and whenever at any time after the date hereof there is a reclassification or re- designation of the Common Shares outstanding at any time or change of the Common Shares into other shares or into other securities or any other reorganization of the Company (other than a Common Share Reorganization, Rights Offering or Special Distribution), or a consolidation, plan of arrangement, amalgamation or merger of the Company with or into any other corporation or other entity (other than a consolidation, plan of arrangement, amalgamation or merger which does not result in any reclassification or re-designation of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity (any of such events being called a “Capital Reorganization”), the Holder, upon exercising this Warrant after the effective date of such Capital Reorganization, will be entitled to receive in lieu of the number of Common Shares to which such Holder was theretofore entitled upon such exercise, the aggregate number of shares, other securities or other property which such Holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, the Holder had been the registered holder of the number of Common Shares to which such Holder was theretofore entitled upon exercise of this Warrant. If determined appropriate by action of the directors of the Company, appropriate adjustments will be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Section 11 with respect to the rights and interests thereafter of the Holder to the end that the provisions set forth in this Section 11 will thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares, other securities or other property thereafter deliverable upon the exercise hereof. Any such adjustment must be made by and set forth in an amendment to this Warrant approved by action by the directors of the Company and will for all purposes be conclusively deemed to be an appropriate adjustment.

(e)	If at any time after the date hereof and prior to the Expiry Time any adjustment in the Exercise Price shall occur as a result of:

(i)	an event referred to in subsection 11(a);

(ii)	the fixing by the Company of a record date for an event referred to in subsection 11(b); or

(iii)	the fixing by the Company of a record date for an event referred to in subsection 11(c) if such event constitutes the issue or distribution to the holders of all or substantially all of its outstanding Common Shares of (A) Equity Shares, or (B) securities exchangeable for or convertible into Equity Shares at an exchange or conversion price per Equity Share less than the Current Market Price on such record date or (C) rights, options or warrants to acquire Equity Shares at an exercise, exchange or conversion price per Equity Share less than the Current Market Price on such record date, then the number of Common Shares purchasable upon the subsequent exercise of this Warrant shall be simultaneously adjusted by multiplying the number of Common Shares purchasable upon the exercise of this Warrant immediately prior to such adjustment by a fraction which shall be the reciprocal of the fraction employed in the adjustment of the Exercise Price. To the extent any adjustment in subscription rights occurs pursuant to (i) this subsection 11(e) as a result of a distribution of exchangeable or convertible securities other than Equity Shares referred to in subsection 11(a), or (ii) as a result of the fixing by the Company of a record date for the distribution of rights, options or warrants referred to in subsection 11(b), the number of Common Shares purchasable upon exercise of this Warrant shall be readjusted immediately after the expiration of any relevant exchange, conversion or exercise right to the number of Common Shares which would be purchasable based upon the number of Common Shares actually issued and remaining issuable immediately after such expiration, and shall be further readjusted in such manner upon expiration of any further such right. To the extent that any adjustment in subscription rights occurs pursuant to this subsection 11(e) as a result of the fixing by the Company of a record date for the distribution of exchangeable or convertible securities other than Equity Shares or rights, options or warrants referred to in subsection 11(c), the number of Common Shares purchasable upon exercise of this Warrant shall be readjusted immediately after the expiration of any relevant exchange, conversion or exercise right to the number which would be purchasable pursuant to this subsection 11(e) if the fair market value of such securities or such rights, options or warrants had been determined for purposes of the adjustment pursuant to this subsection 11(e) on the basis of the number of Equity Shares issued and remaining issuable immediately after such expiration, and shall be further readjusted in such manner upon expiration of any further such right.

12.	Rules Regarding Calculation of Adjustment of Exercise Price

(a)	The adjustments provided for in Section 11 are cumulative and will, in the case of adjustments to the Exercise Price, be computed to the nearest one-tenth of one cent and will be made successively whenever an event referred to therein occurs, subject to the following subsections of this Section 12.

(b)	No adjustment in the Exercise Price is required to be made unless such adjustment would result in a change of at least 1% in the prevailing Exercise Price; provided, however, that any adjustments which, except for the provisions of this subsection, would otherwise have been required to be made, will be carried forward and taken into account in any subsequent adjustments.

(c)	No adjustment in the Exercise Price will be made in respect of any event described in Section 11, other than the events referred to in clauses 11(a)(iii) and (iv), if the Holder is entitled to participate in such event on the same terms, mutatis mutandis, as if the Holder had exercised this Warrant prior to or on the effective date or record date of such event.

(d)	No adjustment in the Exercise Price will be made under Section 11 in respect of the issue from time to time of Common Shares issuable from time to time as dividends paid in the ordinary course to holders of Common Shares who exercise an option or election to receive substantially equivalent dividends in Common Shares in lieu of receiving a cash dividend, and any such issue will be deemed not to be a Common Share Reorganization.

(e)	If at any time a dispute arises with respect to adjustments provided for in Section 11, such dispute will be conclusively determined by the auditors of the Company or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by action by the directors of the Company and any such determination, where required, absent manifest error, will be binding upon the Company, the Holder and shareholders of the Company. The Company will provide such auditors or accountants with access to all necessary records of the Company.

(f)	In case the Company after the date of issuance of this Warrant takes any action affecting the Common Shares, other than action described in Section 11, which in the opinion of the board of directors of the Company would materially affect the rights of the Holder, the Exercise Price will be adjusted in such manner, if any, and at such time, by action by the directors of the Company but subject in all cases to the prior written consent of the NEO or any other stock exchange upon which the Common Shares may be listed, if any, where required, and any necessary regulatory approval. Failure of the taking of action by the directors of the Company so as to provide for an adjustment on or prior to the effective date of any action by the Company affecting the Common Shares will be conclusive evidence that the board of directors of the Company has determined that it is equitable to make no adjustment in the circumstances.

(g)	If the Company sets a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any dividend or distribution or sets a record date to take any other action and, thereafter and before the distribution to such shareholders of any such dividend or distribution or the taking of any other action, decides not to implement its plan to pay or deliver such dividend or distribution or take such other action, then no adjustment in the Exercise Price will be required by reason of the setting of such record date.

(h)	In the absence of a resolution of the directors of the Company fixing a record date for any event described in Section 11, the Company will be deemed to have fixed as the record date therefor the date on which the event is effected.

(i)	As a condition precedent to the taking of any action which would require any adjustment to this Warrant, including the Exercise Price, the Company must take any corporate action which may be necessary in order that the Company have unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares or other securities which the Holder is entitled to receive on the full exercise thereof in accordance with the provisions hereof.

(j)	The Company will from time to time, immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 11, forthwith give notice to the Holder specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Exercise Price.

(k)	The Company covenants to and in favour of the Holder that so long as this Warrant remains outstanding, it will give notice to the Holder of its intention to fix a record date for any event referred to in subsections 11(a), (b) or (c) (other than the subdivision or consolidation of the Common Shares) which may give rise to an adjustment in the Exercise Price, and, in each case, such notice must specify the particulars of such event and the record date or the effective date for such event; provided that the Company is only required to specify in such notice such particulars of such event as have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than 14 days prior to each such applicable record date or effective date.

13.	Consolidation and Amalgamation

(a)	Other than in connection with the Announced Business Combination, the Company shall not enter into any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other corporation (herein called a “successor corporation”) whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale, disposition or otherwise, unless prior to or contemporaneously with the consummation of such transaction the Company and the successor corporation shall have executed such instruments and done such things as, in the opinion of the Company, are necessary or advisable to establish that upon the consummation of such transaction:

(i)	the successor corporation will have assumed all the covenants and obligations of the Company under this Warrant, and

(ii)	the Warrant will be a valid and binding obligation of the successor corporation entitling the Holder, as against the successor corporation, to all the rights of the Holder under this Warrant, mutatis mutandis.

(b)	Whenever the conditions of subsection 13(a) shall have been duly observed and performed the successor corporation shall possess, and from time to time may exercise, each and every right and power of the Company under this Warrant in the name of the Company or otherwise and any act or proceeding by any provision hereof required to be done or performed by any director or officer of the Company may be done and performed with like force and effect by the like directors or officers of the successor corporation.

14.	Announced Business Combination

(a)	At the effective time of the Announced Business Combination, this Warrant shall cease to represent a right of the Holder to purchase a Common Share of the Company for the Exercise Price and shall become a right of the Holder to purchase one common share in the capital stock of Austpro (on a post 8.727:1 share consolidation basis) for the Exercise Price;

(c)	In the documents effecting the Announced Business Combination, the Company shall ensure that

(i)	Austpro will assume all the covenants and obligations of the Company under this Warrant, and

(iv)	the Warrant will be a valid and binding obligation of Austpro entitling the Holder, as against the successor corporation, to all the rights of the Holder under this Warrant, mutatis mutandis.

15.	Representation and Warranty

The Company hereby represents and warrants with and to the Holder that the Company is duly authorized and has the corporate and lawful power and authority to create and issue this Warrant and the Common Shares issuable upon the exercise hereof and perform its obligations hereunder and that this Warrant represents a valid, legal and binding obligation of the Company enforceable in accordance with its terms.

16.	If Share Transfer Books Closed

The Company shall not be required to deliver certificates for Common Shares while the share transfer books of the Company are properly closed, prior to any meeting of shareholders or for the payment of dividends or for any other purpose and in the event of the surrender of any Warrant in accordance with the provisions hereof and the making of any subscription and payment for the Common Shares called for thereby during any such period delivery of certificates for Common Shares may be postponed for a period of time not exceeding three (3) Business Days after the date of the re-opening of said share transfer books. Provided however that any such postponement of delivery of certificates shall be without prejudice to the right of the Holder, if the Holder has surrendered the same and made payment during such period, to receive such certificates for the Common Shares called for after the share transfer books have been re-opened.

17.	Lost Certificate

If this certificate evidencing the Warrants becomes stolen, lost, mutilated or destroyed, the Company may, on such terms as it may in its discretion impose, issue and countersign a new certificate of like denomination, tenor and date as the certificate so stolen, lost mutilated or destroyed.

18.	Governing Law

This Warrant shall be governed by, and construed in accordance with, the laws of the Province of British Columbia and the federal laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia. The parties hereto hereby irrevocably attorn to the non-exclusive jurisdiction of the Courts of the Province of British Columbia.

19.	Severability

If any one or more of the provisions or parts thereof contained in this Warrant should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)	the invalidity, illegality or unenforceability of any provision or part thereof contained in this Warrant in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Warrant in any other jurisdiction.

20.	Headings

The headings of the sections, subsections and clauses of this Warrant have been inserted for convenience and reference only and do not define, limit, alter or enlarge the meaning of any provision of this Warrant.

21.	Numbering of Sections, etc.

Unless otherwise stated, a reference herein to a numbered or lettered section, subsection, clause, subclause or schedule refers to the section, subsection, clause, subclause or schedule bearing that number or letter in this Warrant.

22.	Gender

Whenever used in this Warrant, words importing the singular number only shall include the plural, and vice versa, and words importing the masculine gender shall include the feminine gender.

23.	Day not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

24.	Computation of Time Period

Except to the extent otherwise provided herein, in the computation of a period of time from a specified date to a later specified date, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”.

25.	Binding Effect

This Warrant and all of its provisions shall enure to the benefit of the Holder and his heirs, executors, administrators, legal personal representatives, permitted assigns and successors and shall be binding upon the Company and its successors and permitted assigns.

26.	Notice

Any notice, document or communication required or permitted by this Warrant to be given by a party hereto shall be in writing and is sufficiently given if delivered personally, or if sent by prepaid registered mail, or if transmitted by any form of recorded telecommunication tested prior to transmission, to such party addressed as follows:

(a)	to the Holder, in the Register to be maintained pursuant to Section 5 hereof; and

(b)	to the Company at:

[*****]

[*****]

Attention: Ben Samaroo, CEO

Email: [*****]

Notice so mailed shall be deemed to have been given on the fifth (5th) Business Day after deposit in a post office or public letter box. Neither party shall mail any notice, request or other communication hereunder during any period in which applicable postal workers are on strike or if such strike is imminent and may reasonably be anticipated to affect the normal delivery of mail. Notice transmitted by a form of recorded telecommunication, email transmission or delivered personally shall be deemed given on the day of transmission or personal delivery, as the case may be provided that if such day is not a Business Day then the notice, request or other communication shall be deemed to have been given and received on the first Business Day following such day. Any party may from time to time notify the other in the manner provided herein of any change of address which thereafter, until change by like notice, shall be the address of such party for all purposes hereof.

27.	Time of Essence

Time shall be of the essence hereof.

28.	Signature and Electronic Copies

This Warrant certificate may be signed digitally or by other electronic means, which shall be deemed to be an original and shall be deemed to have the same legal effect and validity as a certificate bearing an original signature. A signed copy of this Warrant certificate transmitted by facsimile, email or other electronic transmission shall be deemed to have the same legal effect and validity as delivery of an originally executed copy of this Warrant certificate, provided that if this Warrant certificate bears a digital or electronic signature as contemplated above and the Company is delivering this Warrant certificate by electronic transmission pursuant to this Section 27, then the Company represents to the Holder that the electronically transmitted Warrant certificate is the only executed copy to be issued to the Holder by the Company.

[remainder of page intentionally left blank]

IN WITNESS WHEREOF the Company has caused this Warrant certificate to be signed by its duly authorized officer as of [●], 2021.

DEFI VENTURES INC.

Per:
Name:	Ben Samaroo
Title:	Chief Executive Officer

Execution page to the warrant certificate – 2021-6

SCHEDULE “A”

SUBSCRIPTION FORM

TO:	DEFI VENTURES INC.
[*****]
[*****]

The undersigned holder of the within Warrant certificate hereby irrevocably subscribes for                               Common Shares of DeFi Ventures Inc. (the “Company”) pursuant to the within Warrant certificate at the Exercise Price per share specified in the said Warrant certificate and encloses herewith cash or a certified cheque, money order or bank draft payable to or to the order of the Company in payment of the subscription price therefor. Capitalized terms used herein have the meanings set forth in the within Warrant certificate.

The undersigned directs that the Common Shares be issued as follows:

NAME(S) IN FULL	ADDRESS(ES)	NUMBER OF COMMON SHARES

DATED this            day of                                               , 20       .

NAME:
Signature:
Address:

☐	Please check box if the Common Share certificate(s) are to be delivered at the office where this Warrant certificate is surrendered, failing which the Common Share certificate(s) will be mailed to the subscriber at the address set out above.

If any Warrants represented by this certificate are not being exercised, a new Warrant certificate representing the number of Warrants which are not exercised hereby will be issued and delivered with the Common Share certificate(s).

SCHEDULE “B”

TRANSFER FORM

FOR VALUE RECEIVED, the undersigned transferor hereby sells, assigns and transfers unto

(Transferee)

(Address)

______________ of the Warrants registered in the name of the undersigned transferor represented by the attached Warrant Certificate.

THE UNDERSIGNED TRANSFEROR HEREBY CERTIFIES AND DECLARES that (i) the transfer is made to a wholly-owned subsidiary of the Holder or an entity of which the Holder is a wholly-owned subsidiary or otherwise pursuant to the consent of the Company, (ii) at the time of execution of this Transfer Form the Holder is not in the United States, and (iii) the Warrants are not being offered, sold or transferred to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”)) or a person within the United States unless registered under the U.S. Securities Act and any applicable state securities laws or unless an exemption from such registration is available.

DATED this                          day of                               ,               .

Signature of Registered Holder (Transferor)	Signature Guarantee

Print Name of Registered Holder

Address

NOTE:	The signature on this transfer form must correspond with the name as recorded on the face of the Warrant Certificate in every particular without alteration or enlargement or any change whatsoever or this transfer form must be signed by a duly authorized trustee, executor, administrator, curator, guardian, attorney of the Holder or a duly authorized signing officer in the case of a corporation. If this transfer form is signed by any of the foregoing, or any person acting in a fiduciary or representative capacity, the Warrant Certificate must be accompanied by evidence of authority to sign. All endorsements or assignments of these Warrants must be signature guaranteed by a bank or trust company or by a member of a stock exchange in Canada.

The Warrants will not be issued to any person who has set out an address in the United States nor shall any certificates representing Warrants be registered or delivered to any U.S. address unless such Warrants are registered under the U.S. Securities Act and any applicable state securities laws or unless an exemption from such registration is available.

SCHEDULE “D”

POOLING RESTRICTIONS

POOLING AGREEMENT

THIS AGREEMENT made June 3, 2021.

AMONG:

AUSTPRO ENERGY CORPORATION., a corporation incorporated under the laws of the Province of British Columbia

AND

THE PERSONS LISTED ON SCHEDULE A HERETO, (collectively, the “Securityholders” and each individually a “Securityholder”)

WHEREAS:

A.	DeFi Ventures Inc. (“DeFi”), Austpro Energy Corporation (“Austpro”), PI Financial Corp. (“PI”) and Canaccord Genuity Corp. (“Canaccord”) propose to enter into an agency agreement dated on or about June 3, 2021, in furtherance of an existing engagement letter between DeFi and PI whereby, among other things, Canaccord and PI will act as exclusive agents, to offer for sale by way of private placement 17,715,000 subscription receipts of DeFi (the “Subscription Receipts”);

B.	Austpro and DeFi have proposed to enter into an amalgamation agreement pursuant to which Austpro and DeFi will effect a business combination that will result in a reverse takeover of Austpro by DeFi, whereby Austpro will acquire all of the shares of DeFi, and DeFi securityholders (the “Securityholders”) will become securityholders of Austpro (the “Transaction”);

C.	Immediately prior to the completion of the Transaction each Subscription Receipt shall be automatically converted into one common share of DeFi (“DeFi Shares”);

D.	Upon closing of the Transaction, the Securityholders will hold that number of shares of Austpro (the “Austpro Shares”) they are entitled to receive pursuant to the Transaction (the “Pooled Securities”); and

E.	Pursuant to this Pooling Agreement, in addition to any statutory or regulatory restrictions imposed on the Austpro Shares, the Securityholders agree to place the Pooled Securities into a pool subject to the release and resale restrictions set out in this Pooling Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged) the parties hereto covenant and agree as follows:

1.1	Each of the Securityholders hereby agrees that the Securityholder shall not, except pursuant to the Transaction, assign, deal in, pledge, sell, trade or transfer any of its DeFi Shares, or on closing of the Transaction, the Pooled Securities, or any beneficial interest therein, or agree to do so in the future, until released in accordance with section 1.4 of this Pooling Agreement.

1.2	Each of the Securityholders hereby represents and warrants in favour of the other Securityholders as follows:

(a)	the Securityholder is duly authorized to execute and deliver this agreement and this agreement is a valid and binding agreement, enforceable against the Securityholder in accordance with its terms;

(b)	the Securityholder has legal and beneficial title to the DeFi Shares, and on closing of the Transaction, the Pooled Securities set opposite the Securityholder’s name herein and those DeFi Shares, or Pooled Securities are and will be free and clear of all liens, charges, encumbrances, adverse claims, security interests and demands created by, through or under it, other than the terms of this agreement; and

(c)	the performance of and compliance with the terms and conditions of this agreement and the transactions contemplated herein do not and will not result in a breach of, or constitute a default under any indenture, contract, agreement (oral or written), instrument or other document to which the Securityholder is a party or by which the Securityholder is bound.

1.3	Each of the Securityholders shall be able to exercise voting rights attached to the Pooled Securities while such Pooled Securities are held in pool pursuant to this agreement.

1.4

(a)	Pooled Securities that were originally DeFi Shares with an issue price of $0.002 per share and have not been transferred for a value of $0.25 or greater, and whose shares are not otherwise escrowed under National Policy 46-201 – Escrow for Initial Public Offerings, shall be released as follows:

Release Dates	Percentage to be Released
Date of closing of the Transaction	25%
Date 6 months following closing of the Transaction	25%
Date 12 months following closing of the Transaction	25%
Date 18 months following closing of the Transaction	25%
TOTAL	100%

(b)	Pooled Securities that were originally DeFi Shares with an issue price of $0.13 per share, shall be released as follows:

Release Dates	Percentage to be Released
Date of closing of the Transaction	25%
Date 4 months following closing of the Transaction	25%
Date 8 months following closing of the Transaction	25%
Date 12 months following closing of the Transaction	25%
TOTAL	100%

It is understood and agreed that the respective rights and obligations hereunder of the Securityholders shall cease and this agreement shall terminate on the date this agreement is terminated by the mutual consent in writing executed by the parties hereto.

1.5	Austpro will cause the issuance of multiple certificates representing the Pooled Securities held by each Securityholder to be issued such that every tranche of Pooled Securities to be released on a certain date will be represented by a single share certificate. Each share certificate shall bear a legend stating that none of the Pooled Securities represented by such certificate may be traded or transferred by the Securityholder until the end of the escrow period to which such Pooled Securities relate.

1.6	Unless Austpro otherwise agrees, all certificates representing the Pooled Securities shall be held by Austpro as custodian until such time as the Pooled Securities represented by a certificate are released under this Pooling Agreement.

1.7	Upon release of all the Pooled Securities or the termination of this agreement pursuant to section 1.4 herein, the Pooled Securities shall be released from the terms and conditions of this agreement, this agreement shall forthwith be of no further force and effect and there shall be no obligation or liability on the part of any party to this agreement, except to the extent that any party is in default of any covenant contained in this agreement or any representation or warranty contained in this agreement was untrue when made or has ceased to be true.

1.8	Time shall be of the essence of this agreement.

1.9	Each of the parties hereto shall, at the request and expense of any other party hereto, execute and deliver any further or additional documents which may be reasonably necessary or desirable to properly implement this agreement.

1.10	No amendment or variation of the provisions of this agreement shall be of any force and effect unless the same shall be in writing duly executed by the parties hereto.

1.11	This agreement shall enure to the benefit of and be binding upon each of the parties hereto and each of their respective successors and assigns.

1.12	No waiver on behalf of any party hereto or any breach of the provisions herein contained shall be effective or be binding upon such party unless same is expressed in writing, and any such waiver so expressed shall not limit or affect such party’s rights with respect to any other or future breach.

1.13	This agreement shall constitute the entire agreement between the parties hereto in respect to the matters set forth therein.

1.14	If any provision of this agreement is determined to be void or unenforceable, in whole or in part, it shall be severable from all other provisions hereof and shall be deemed not to affect or impair the validity of any other provision hereof, and each such provision is deemed to be separate and distinct.

1.15	This agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.16	This agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

1.17	Notices shall be given to the parties hereto in writing by email and delivered to the parties at the email address for each party hereto as maintained in Austpro’s records, and such notices shall be deemed to be delivered when sent.

[Signature page follows]

IN WITNESS WHEREOF the parties have duly executed this agreement on the day and year first above written.

AUSTPRO ENERGY CORPORATION

Per:
Authorized Signatory

Signature Page to DeFi Pooling Agreement

IN WITNESS WHEREOF the parties have duly executed this agreement on the day and year first above written.

Signature Page to DeFi Pooling Agreement

SCHEDULE A – SECURITYHOLDERS

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